                                                    Registration No. 333-
                                                     Registration No. 811-04335
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM N-6
                            REGISTRATION STATEMENT
                                     UNDER
                        THE SECURITIES ACT OF 1933      [X]
                       Pre-Effective Amendment No.      [_]
                      Post-Effective Amendment No.      [_]
                                  AND/OR
                          REGISTRATION STATEMENT
                                  UNDER
                    THE INVESTMENT COMPANY ACT OF 1940  [X]
                            Amendment No. 160           [X]
                       (Check appropriate box or boxes)

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                              SEPARATE ACCOUNT FP
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104
             (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA Equitable Life Insurance Company
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after this
Registration Statement becomes effective.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account FP.

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COIL Institutional SeriesSM

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Prospectus dated            , 2019

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust, which contain important information about the Portfolios.

This prospectus describes the COIL Institutional SeriesSM policy, but is not itself a policy. This prospectus is a disclosure document and describes all of the policy’s material features, benefits, rights and obligations as well as other information. The description of the policy’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the policy are changed after the date of this prospectus in accordance with the policy, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. Certain optional features and benefits described in the prospectus may not be available at the time you purchase the policy. We reserve the right to restrict availability of any optional feature or benefit. In addition, not all optional features and benefits may be available in combination with other optional features and benefits. To make this prospectus easier to read, we sometimes use different words than the policy. AXA Equitable or your financial professional can provide any further explanation about your policy.

Under our current rules, the COIL Institutional SeriesSM policy will be offered to corporations and other business entities that meet the following at issue:

•	The policies are employer-owned or are employee-owned in non-qualified benefit plans sponsored by the employer;

•	The persons proposed to be insured are deemed by us to be “highly compensated” individuals;

•	The minimum initial premium is remitted to AXA Equitable by the employer;

•

The policies are issued as part of a case (a case is a grouping of two or more policies connected by a non-arbitrary factor. Examples of factors are individuals who share a common employment, business, or other relationship); and

•	The aggregate annualized first year planned periodic premium for the case is at least $100,000 or the initial premium is at least $300,000.

In addition, the COIL Institutional SeriesSM policy will be offered to members of a recognized professional association of at least 500 members formed for a bona fide purpose other than the purchase of life insurance provided the following condition is met at issue:

•	The annualized first year planned periodic policy premium is at least $50,000 or the initial policy premium is at least $150,000.

What is COIL Institutional SeriesSM?

COIL Institutional SeriesSM provides life insurance coverage, plus the opportunity for you to earn a return in (i) our guaranteed interest option; (ii) an investment option we refer to as the Market Stabilizer Option®, which is described in the separate Market Stabilizer Option® prospectus, and/or (iii) one or more of the following variable investment options:

Variable investment options

•	1290 VT Convertible Securities
•	1290 VT DoubleLine Dynamic Allocation
•	1290 VT DoubleLine Opportunistic Bond
•	1290 VT Energy
•	1290 VT Equity Income
•	1290 VT GAMCO Mergers & Acquisitions
•	1290 VT GAMCO Small Company Value
•	1290 VT Low Volatility Global Equity
•	1290 VT Multi-Alternative Strategies
•	1290 VT Natural Resources
•	1290 VT Real Estate
•	1290 VT Small Cap Value
•	1290 VT SmartBeta Equity
•	1290 VT Socially Responsible
•	All Asset Growth-Alt 20
•	American Funds Insurance Series® Global Small Capitalization Fund
•	American Funds Insurance Series® New World Fund®
•	BlackRock Global Allocation V.I.
•	ClearBridge Variable Mid Cap
•	EQ/AB Small Cap Growth
•	EQ/Aggressive Allocation
•	EQ/American Century Mid Cap Value
•	EQ/BlackRock Basic Value Equity
•	EQ/ClearBridge Large Cap Growth
•	EQ/Common Stock Index
•	EQ/Conservative Allocation
•	EQ/Conservative-Plus Allocation
•	EQ/Core Bond Index
•	EQ/Emerging Markets Equity PLUS
•	EQ/Equity 500 Index
•	EQ/Franklin Rising Dividends
•	EQ/Franklin Strategic Income
•	EQ/Goldman Sachs Mid Cap Value
•	EQ/International Core Managed Volatility
•	EQ/International Equity Index
•	EQ/International Value Managed Volatility
•	EQ/Invesco Comstock
•	EQ/Invesco Global Real Estate
•	EQ/Ivy Mid Cap Growth
•	EQ/Janus Enterprise
•	EQ/JPMorgan Value Opportunities
•	EQ/Large Cap Core Managed Volatility
•	EQ/Large Cap Growth Index
•	EQ/Large Cap Growth Managed Volatility
•	EQ/Large Cap Value Index
•	EQ/Loomis Sayles Growth
•	EQ/MFS International Growth
•	EQ/MFS International Value
•	EQ/MFS Technology
•	EQ/MFS Utilities Series
•	EQ/Mid Cap Index
•	EQ/Mid Cap Value Managed Volatility
•	EQ/Moderate Allocation
•	EQ/Moderate-Plus Allocation
•	EQ/Money Market
•	EQ/Morgan Stanley Small Cap Growth
•	EQ/Oppenheimer Global
•	EQ/PIMCO Global Real Return
•	EQ/PIMCO Real Return
•	EQ/PIMCO Total Return
•	EQ/PIMCO Ultra Short Bond
•	EQ/Small Company Index
•	EQ/T. Rowe Price Growth Stock
•	EQ/T. Rowe Price Health Sciences
•	EQ/Templeton Global Equity Managed Volatility
•	Fidelity® VIP Asset Manager: Growth
•	Fidelity® VIP Growth & Income
•	Fidelity® VIP Mid Cap
•	Fidelity® VIP Value
•	Franklin Small Cap Value VIP
•	Invesco V.I. Diversified Dividend
•	Ivy VIP High Income
•	Ivy VIP Small Cap Growth
•	Lord Abbett Bond Debenture
•	Multimanager Aggressive Equity
•	Multimanager Technology
•	PIMCO VIT CommodityRealReturn Strategy
•	T.Rowe Price Equity Income II
•	Templeton Developing Markets VIP
•	Templeton Global Bond VIP
•	VanEck VIP Global Hard Assets

One of the investment options available to you under your COIL Institutional Seriessm policy is the Market Stabilizer Option® (“MSO”). If you are interested in allocating amounts to the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus, which contain additional information relating to the MSO. If you did not receive an MSO prospectus and wish to obtain one, please call us at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

COIL Institutional SeriesSM

#714299

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding “Portfolio” that is part of one of the trusts (the “Trusts”), which are mutual funds. See “About the Portfolios of the Trusts” for more information about the Portfolios and the Trusts. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy’s insured person dies will generally be income tax free. For more tax information, please see “Tax information” later in this prospectus. In this section you will also find additional information about possible estate tax consequences under “Estate, gift, and generation-skipping taxes”.

Other choices you have.  You have considerable flexibility to tailor the policy to meet your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as “premiums”) to your policy, (2) borrow or withdraw amounts you have accumulated, (3) increase or decrease the amount of insurance coverage, (4) choose between two life insurance benefit options and (5) obtain certain optional benefits that we offer by “riders” to your policy.

Other AXA Equitable policies.  We offer a variety of fixed and variable life insurance policies including products designed specifically for this marketplace, which offer policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with COIL Institutional SeriesSM or another policy may not be to your advantage. You can contact us to find out more about any other AXA Equitable insurance policy.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a web-site, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. Your election to receive reports in paper will apply to all portfolio companies available under your policy.

Contents of this Prospectus

“We,”“our,” “us” and the “Company” refer to AXA Equitable. “Financial professional” means the registered representative of AXA Advisors or an unaffiliated broker dealer which has entered into a selling agreement with AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as “you” and “your,” we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy’s owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word “owner” therefore refers to all owners.

When we use the word “state,” we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer COIL Institutional SeriesSM anywhere such offers are not lawful. AXA Equitable does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by AXA Equitable.

Contents of this Prospectus

I	—	Examples of how the Policy Continuation Rider works	I-1

II	—	Hypothetical illustrations	II-1

III	—	Integrated term rider examples	III-1

Requesting more information Statement of Additional Information Table of contents

Contents of this Prospectus

An index of key words and phrases

This index should help you locate more information on the terms used in this prospectus.

Page

account value	10, 30
Administrative Office	19
age; age at issue	46
Allocation Date	13
alternative death benefit	14
amount at risk	41
anniversary	10
assign; assignment	46
automatic transfer service	31, 45
AXA Equitable	18
AXA Equitable Access Account	40
AXA Equitable Holdings, Inc.	18
base policy	10
basis	36
beneficiary	35, 40
business day	45
case	1
cash surrender value	30
Code	10
collateral	33
cost of insurance charge	41
day	45
default	10
disruptive transfer activity	31, 48
Enhanced Amount	12
face amount	13
grace period	33
guaranteed interest option	13
Guaranteed Interest Account	13
COIL Institutional Series	1
Integrated term rider (ITR)	15
Investment Expense Reduction	8, 44
Investment Funds	13
investment option	1
investment start date	46
issue date	13
ITR face amount	15
lapse	10
life insurance qualification test	10
loan, loan interest	33
Market Stabilizer Option	14

Page

market timing	19
modified endowment contract	35
month, year	46
monthly deduction	8
monthly insurance charge	14
net amount at risk	14
net cash surrender value	30, 34
net death benefit	14
net policy account value	30
option A, B	14
our	3
owner	3
partial withdrawal	34
payment option	40
planned periodic premium	10
policy	1, 11
policy account value	30
Policy Continuation Rider	11
Portfolio	2
premium payments	10
prospectus	1
rebalancing	31
receive	2
restore, restoration	11, 12
SEC	1
Separate Account FP	19
state	3
subaccount	19
surrender	34
target amount	15
target premium	15
term insurance benefit	15
transfers	31
Trust	2, 20
unit values	19
units	30
us	3
variable investment option	1
we	3
withdrawal	34
you, your	3

An index of key words and phrases

1. Risk/benefit summary: Charges and expenses you will pay

Tables of policy charges

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the policy.

This table shows the charges that we may deduct under the terms of your policy when you buy and each time you contribute to your policy, or transfer policy account value among investment options. All charges, except for the special services charges (which are currently not specified in your policy), are shown on a guaranteed maximum basis. The current charges may be lower than the guaranteed maximum for certain charges.(1) We do not currently charge for special services.

If you allocate policy amounts to the Market Stabilizer Option® (“MSO”), please see the supplement accompanying this prospectus and the separate MSO prospectus for information about MSO charges.

Transaction Fees
Charge	When charge is deducted	Maximum amount that may be deducted
Premium charge	From each premium	2.25% of each premium

Charge for state and local taxes(2)	From each premium	5% (currently)

Charge for federal taxes(3)	From each premium	1.25% of each premium paid

Transfers among investment options	Upon transfer	$25 per transfer(4)

Special services charges

• Wire transfer charge(5)	At the time of the transaction	Current Charge: $0	Maximum Charge: $90

• Express mail charge(5)	At the time of the transaction	Current Charge: $0	Maximum Charge: $35

• Policy illustration charge(6)	At the time of the transaction	Current Charge: $0	Maximum Charge: $25

• Duplicate policy charge(6)	At the time of the transaction	Current Charge: $0	Maximum Charge: $35

• Policy history charge(6)	At the time of the transaction	Current Charge: $0	Maximum Charge: $50

• Charge for returned payments(6)	At the time of the transaction	Current Charge: $0	Maximum Charge: $25

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.

Periodic charges other than underlying trust portfolio operating expenses
Charge	When charge is deducted	Maximum amount that may be deducted
Cost of insurance charge(7)(8)(9)	Monthly	Charge per $1,000 of our amount at risk:(10)

Highest: $83.33 Lowest: $0.03 Representative (for a 45-year-old non-tobacco using male): $0.15(11)

Mortality and expense risk charge	Monthly	Policy Year	Annual % of your value in our variable investment options and the MSO (if applicable)[16]

		1–10	0.50%

		11+	0.35%

Administrative charge(7)(8)	Monthly	(1) Amount deducted: $15

plus

(2)   Charge per $1,000 of the initial base policy face amount and the initial amount of any requested base policy face amount increase:

Highest: $0.70

Lowest: $0.15

Representative (for a 45-year-old non-tobacco using male): $0.27(12)

Loan interest spread(13)	On each policy anniversary (or on loan termination, if earlier)	1% of loan amount

Risk/benefit summary: Charges and expenses you will pay

Periodic charges other than underlying trust portfolio operating expenses
Optional rider charge	When charge is deducted	Maximum amount that may be deducted
Integrated term rider(7)(9)	Monthly (while the rider is in effect)	Charge per $1,000 of rider term insurance benefit:
Highest: $83.33 Lowest: $0.03 Representative (for a 45-year-old non-tobacco using male): $0.16(11)
Policy Continuation Rider(14)	Once — on the date the rider is exercised	The charge is equal to policy account value on the date of exercise, multiplied by the Policy Continuation Charge Rate:

Maximum rate for policy with guideline premium test: 5% Maximum rate for policy with cash value accumulation test: 19.40%(15)
(1)

For more information about some of these charges, see “Deducting policy charges” under “More information about certain policy charges” later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the policy charges listed in this table, based on various assumptions (except for the loan interest spread, where we use current rates in all cases).

(2)	Please refer to “Deducting policy charges” under “More information about certain policy charges” for more information on the charge for state and local taxes.
(3)	The charge for federal taxes is used to cover our estimated costs of various federal income tax expenses that we incur.
(4)

No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automatic transfer service or asset rebalancing service as discussed later in this prospectus.

(5)

Unless you specify otherwise, this charge will be deducted from the amount you request. Please see ”Deducting policy charges” under “More information about certain policy charges” for more information.

(6)	The charge for this service must be paid using funds outside of your policy. Please see ”Deducting policy charges” under “More information about certain policy charges” for more information.
(7)

Since the charges may vary based on individual characteristics of the insured, these charges may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured’s particular characteristics. See “Deducting policy charges” under “More information about certain policy charges.”

(8)	Not applicable after the insured person reaches age 100.
(9)	Insured persons who present particular health, occupational or avocational risks may be charged other additional charges as specified in their policies.
(10)

Assuming there have been no face amount increases, our amount “at risk” is the difference between the amount of death benefit and the policy account value as of the deduction date. For periods during which the alternative higher death benefit is operative, the amount at risk is greater and this may result in higher cost of insurance charges. See “More information about certain policy charges” for more information about face amount increases.

(11)

This representative amount is the rate we guarantee in the first policy year, or in the first year following a face amount increase, for a representative insured male age 45 at issue, or at the time of a requested face amount increase, in the Preferred Plus non-tobacco user risk class.

(12)

This representative amount is the rate we guarantee for a representative insured male age 45 at issue, or at the time of a requested face amount increase, in the Preferred Plus, non-tobacco user risk class.

(13)

We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. See “Loan interest we charge” and “Interest that we credit on loan collateral” under “Borrowing from your policy” in “Accessing your money” later in this prospectus.

(14)	The one-time charge is based on the age of the insured person on the date of exercise and the life insurance qualification test selected at issue.
(15)	This is the maximum rate for an insured person who has attained age 75. The rate declines each year based on attained age.
(16)	Form more information about the MSO, please refer to the supplement accompanying this prospectus and the separate MSO prospectus.

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio’s net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio’s fees and expenses is contained in the Trust prospectus for that Portfolio.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees and/or other expenses)(1)	Lowest 0.51%	Highest 1.79%
(1)

“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses. Pursuant to a contract, AXA Equitable Funds Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2020 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2020. The range of expenses in the table above does not include the effect of any Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

Portfolio operating expenses expressed as an annual percentage of daily net assets
Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements(*)	Lowest 0.51%	Highest 1.39%

(*)	“Total Annual Portfolio Operating Expenses” may be based, in part, on estimated amounts of such expenses.

Risk/benefit summary: Charges and expenses you will pay

Investment Expense Reduction Applied to the Calculation of Daily Unit Values

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that Variable Investment Option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

After applying the Investment Expense Reduction to the variable investment options, the lowest and highest net annual portfolio operating expenses paid by the policy owner for the year ended December 31, 2018, would have been:

Lowest 0.40%	Highest 1.87%

You will find the Net Total Annual Portfolio Operating Expenses for each Portfolio, which will enable you to determine the applicable Investment Expense Reduction, in the separate prospectuses which accompany this prospectus. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.).

How we allocate charges among your investment options

We will allocate the policy’s monthly deductions among your investment options proportionately to your value in each.

Risk/benefit summary: Charges and expenses you will pay

Changes in charges

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see “Our taxes” under “Tax information” later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policies belonging to a given class, and will be determined based on reasonable assumptions as to expenses, mortality, investment income, lapses and policy and contract claims associated with morbidity. These assumptions include taxes, longevity, surrenders, persistency, conversions, disability, accident, illness, inability to perform activities of daily living, and cognitive impairment, if applicable. Any changes in charges may apply to then in force policies, as well as to new policies. You will be notified in writing of any changes in charges under your policy.

Risk/benefit summary: Charges and expenses you will pay

2. Risk/benefit summary: Policy features, benefits and risks

COIL Institutional SeriesSM is a variable life insurance policy that provides you with flexible premium payment plans and benefits to meet your specific needs. The basic terms of the policy require you to make certain payments in return for life insurance coverage. The payments you can make and the coverage you can receive under this “base policy” are described below.

Riders to your base policy can increase the benefits under your policy and may affect the amounts you pay in certain circumstances. Available riders are listed in “Other benefits you can add by rider” under “More information about policy features and benefits” later in this prospectus.

How you can pay for and contribute to your policy

Premium payments.  We call the amounts you contribute to your policy “premiums” or “premium payments.” The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $250, although we can increase this minimum if we give you advance notice. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

Section 1035 exchanges of policies.  If we approve, you may purchase a COIL Institutional SeriesSM policy through an assignment and exchange of another life insurance policy with a cash surrender value pursuant to a valid exchange under Section 1035 of the Internal Revenue Code (the “Code”). If such other policy is subject to a policy loan, we may permit you to carry over all or a portion of such loan to the COIL Institutional SeriesSM policy, subject to our administrative rules then in effect. In this case, we will treat any cash paid, plus any loaned amount carried over to the COIL Institutional SeriesSM policy, as premium received in consideration of our issuing the policy. If we allow you to carry over all or a portion of any such outstanding loan, then we will hold amounts securing such loan in the same manner as the collateral for any other policy loan, and your policy also will be subject to all our other rules regarding loans (see “Borrowing from your policy” later in this prospectus).

You can generally pay premiums at such times and in such amounts as you like before the policy anniversary nearest the insured’s 100th birthday, so long as (i) you pay enough to prevent your policy from lapsing and (ii) you don’t exceed certain limits determined by the federal income tax laws applicable to life insurance.

Your choice of a life insurance qualification test and limits on premium payments.  A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. In your application, you may choose either the guideline premium/cash value corridor test (“guideline premium test”) or the cash value accumulation test. If you do not choose a life insurance qualification test, your policy will be issued using the guideline premium test. Once your policy is issued, the qualification method cannot be changed.

The qualification method you choose will depend upon your objective in purchasing the policy. Generally, under the cash value accumulation test, you have the flexibility to pay more premiums in the earlier years than under the guideline premium test for the same face amount and still qualify as life insurance for federal income tax purposes. Under the guideline premium test, the federal tax law definition of “life insurance” limits your ability to pay certain high levels of premiums (relative to your policy’s insurance coverage) but increases those limits over time. We will return any premium payments that exceed these limits.

You should note, however, that the alternative death benefit under the cash value accumulation test may be higher in earlier policy years than under the guideline premium test, which will result in higher charges. Under either test, if at any time your policy account value plus any Enhanced Amount (as such terms are defined later in the prospectus) is high enough that the alternative higher death benefit would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with evidence of insurability satisfactory to us.

Regardless of which life insurance qualification test you choose, if your premium payments exceed certain other amounts specified under the Code, your policy will become a “modified endowment contract,” which may subject you to additional taxes and penalties on any distributions from your policy. See “Tax information” later in this prospectus. We may return any premium payments that would cause your policy to become a modified endowment contract if we have not received a satisfactory modified endowment contract acknowledgment from you.

You can ask your financial professional to provide you with an illustration of Policy Benefits that shows you the amount of premiums you can pay, based on various assumptions, without exceeding applicable tax law limits. The tax law limits can change as a result of certain changes you make to your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay and may impact whether your policy is a modified endowment contract.

You should discuss your choice of life insurance qualification test and possible limitations on policy premiums with your financial professional and tax advisor before purchasing the policy.

Planned periodic premiums.  Page 3 of your policy will specify a “planned periodic premium.” This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to keep your policy from lapsing or terminating as discussed below.

The minimum amount of premiums you must pay

Policy “lapse” and termination. Your policy will lapse (also referred to in your policy as “default”) if it does not have enough net policy account value to pay the monthly charges when due. (“Policy account value” and “net policy account value” are explained under “Determining your policy’s value” later in this prospectus.) We will mail a notice to you at your last known address if your policy lapses.

Risk/benefit summary: Policy features, benefits and risks

You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months (without regard to investment performance). You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

If the insured person dies during a grace period, we will pay the death benefit, plus any benefits due from riders, less any overdue charges, policy loans and accrued loan interest, to the beneficiary you have named.

Your policy will terminate if you don’t pay enough premiums to pay the charges we deduct. However, we will first send you a notice and give you the opportunity to pay any shortfall.

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See “Tax information” later in this prospectus.

Restoring a terminated policy.  To have your policy “restored” (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also (i) present evidence of insurability satisfactory to us and (ii) pay at least the amount of premium that we require. The required payment will not be more than an amount sufficient to cover the total monthly deductions for 3 months, calculated from the effective date of restoration and the charges deducted from premiums. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your policy account. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored and the effective date of such restoration. You may only restore your policy if it has terminated without value. You may not restore a policy that was given up for its net cash surrender value. The Enhanced Amount that was applicable on the day of default will not be restored after a policy is terminated and restored.

Policy Continuation Rider

This rider is automatically included in your policy and provides protection against policy lapse when the net policy account value (policy account value less any outstanding policy loan and accrued loan interest) are insufficient to cover the monthly deductions of the policy. If you exercise the Policy Continuation Rider, the policy will then become “paid-up” life insurance.

There is no charge for the Policy Continuation Rider unless and until it is exercised. If it is exercised, there is a one-time charge. The charge for the rider is described in more detail in “Tables of policy charges“ under “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus and “Policy Continuation charge” in “More information about certain policy charges” later in this prospectus.

Exercising the Policy Continuation Rider.  In order to exercise the Policy Continuation Rider, ALL of the following conditions must be met under your policy:

(1)	the amount of any outstanding policy loan and accrued loan interest equals or exceeds the policy account value multiplied by the Policy Continuation Trigger Percentage shown in your policy;
(2)	your policy has been in force for at least 15 policy years;

(3)	the insured person’s attained age is at least 75;

(4)	the outstanding loan amount and accrued loan interest exceeds the current base policy face amount plus the current face amount of any Integrated Term Insurance Rider, if elected;

(5)	the death benefit option then in effect is Option A (the rider cannot be exercised if Option B is in effect);

(6)	the policy is not then in a grace period;

(7)	no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code;

(8)

there must be sufficient net policy account value to cover the Policy Continuation Charge described later in “Tables of policy charges” under “Risk/benefit summary: Charges and expenses you will pay”; and

(9)

the policy must not be a Modified Endowment Contract as defined in section 7702A of the Internal Revenue Code of 1986 and exercising this rider must not cause the policy to become a Modified Endowment Contract.

Notification and exercise of the Policy Continuation Rider.  We will notify you within 15 days after the beginning of the policy month when all of the conditions listed above occur that you may exercise the Policy Continuation Rider. If you wish to exercise the Policy Continuation Rider, you must respond in writing to our Administrative Office within 45 days after the date of the notice.

If there is any amount remaining in the unloaned policy account in excess of the Policy Continuation Charge, we will treat your instruction to exercise this rider as a request for an additional loan equal to this excess amount. Such amount will then be distributed to you on the effective date of Policy Continuation. Once you exercise the Policy Continuation Rider, Policy Continuation will remain in effect during the lifetime of the insured person unless the policy is surrendered.

If you do not respond to our notice telling you that you are eligible to exercise the Policy Continuation Rider, your policy and the rider will continue according to their terms. You may still exercise this Policy Continuation Rider at some future time if the appropriate conditions are met. Please note, however, that we will not send you another notice of eligibility to exercise this rider and the policy may lapse.

Effective date of Policy Continuation.  Policy Continuation will take effect at the beginning of the policy month that coincides with, or next follows, the date we receive your instruction to exercise the Policy Continuation Rider. If the net policy account value at that time is not sufficient to cover the Policy Continuation Charge, you will be given 30 days to remit sufficient funds to cover any deficiency for this charge. If these funds are not received within that time, Policy Continuation will not take effect.

Policy Continuation charge.  There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life

Risk/benefit summary: Policy features, benefits and risks

insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Risk/benefit summary: Policy features and risks” earlier in your prospectus.

Effect of Policy Continuation.  If Policy Continuation takes effect subject to the Policy Continuation Rider, all other additional benefit riders (except any Integrated Term Insurance Rider) and endorsements will terminate when Policy Continuation takes effect. Currently, the only additional benefit rider available is the Integrated Term Rider. From that point forward, ALL of the following will apply:

(1)	the policy will not lapse and no further premiums will be required;

(2)	loan interest will continue to be due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan;

(3)

any payments we receive from you while the policy is on Policy Continuation will be applied as loan repayments and will be allocated to the unloaned portion of the guaranteed interest option to the extent of any outstanding loan and accrued loan interest. Any excess will be refunded to you; and

(4)

on each policy anniversary and any time you repay all of a policy loan, interest credited to the loaned portion of the guaranteed interest option will be allocated to the unloaned portion of the guaranteed interest option.

When Policy Continuation is in effect subject to the Policy Continuation Rider, ALL of the following are prohibited:

(1)	partial withdrawals;

(2)	premium payments;

(3)	changes to the policy face amount or death benefit option;

(4)	transfers out of, or allocations out of, the unloaned guaranteed interest option even if the loan is fully repaid; and

(5)	any other requested policy changes.

When Policy Continuation is in effect, the death benefit of this policy including the death benefit of the Integrated Term Insurance Rider, if elected, is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest on the insured person’s date of death, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount, plus the current face amount of the Integrated Term Insurance Rider, if elected.

We will deduct the amount of any outstanding policy loan and accrued loan interest from the death benefit we will pay.

For further information, please see “Appendix I: Examples of how the Policy Continuation Rider works” later in your prospectus.

Policy Continuation Rider termination.  This rider will terminate when the policy terminates.

Policy Continuation Rider restoration.  If your policy ends without value at the end of a grace period, the Policy Continuation Rider may be restored along with the policy in accordance with the conditions specified in your policy.

Enhanced amount

This benefit can provide additional surrender value if the policy is fully surrendered within 14 years of the register date of the policy (other than a surrender that is made to exchange or replace the COIL Institutional SeriesSM policy with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Accessing your money” later in the prospectus). The Enhanced Amount is equal to the lesser of (1) and (2) where:

(1) is the cumulative charges deducted from premiums that were paid and per $1,000 of base policy face amount administrative charges, from the register date of the policy up to the date of surrender, multiplied by the factor specified in the table below.

Policy Year	Factor
1	1.00
2	0.65
3	0.65
4	0.55
5	0.40
6	0.30
7	0.20
8	0.10
9	0.05
10	0.05
11	0.05
12	0.05
13	0.05
14	0.05
15 and later	0.000

If the policy is fully surrendered during the first two policy years, we will increase this amount by the following: (a) at the time of full surrender in policy year one, the “1st year factor” (see table below) times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative premiums paid, plus cumulative loan repayments, minus cumulative loans; (b) at the time of full surrender in policy year two, 30% times 2.25% times the lesser of (i) the amount specified in the policy information section of your policy and (ii) cumulative premiums paid, plus cumulative loan repayments, minus cumulative loans, minus cumulative partial withdrawals.

Policy month	1st year factor
1	0
2.04
3.08
4.12
5.16
6.21
7.26
8.31
9.36
10.41
11.46
12.51

Risk/benefit summary: Policy features, benefits and risks

(2) is the greater of accumulated premiums paid, plus accumulated loan repayments, minus accumulated loans, minus accumulated partial withdrawals, minus the Policy Account Value and zero. The accumulation rate used for this calculation is 4.00% annually in years 1-3 and 5.00% annually in years 4 and later.

The Enhanced Amount is available only upon a full surrender of this policy for its net cash surrender value and is paid directly to the policy owner. It is not available for policy loans, partial withdrawals, or to cover monthly charges, nor is it available if this policy is being exchanged or replaced with another life insurance policy or annuity contract as described in “Surrendering your policy for its net cash surrender value” in “Accessing your money” later in the prospectus.

Investment options within your policy

Except as set forth in the next paragraph, we will initially put all unloaned amounts which you have allocated to investment options into such options on the later of: (1) the business day that we receive the full minimum initial premium at our Administrative Office; (2) the register date of your policy; and (3) the issue date of your policy (the “Investment Start Date”). Before the Investment Start Date, your initial premium will be held in a non-interest bearing account. See “Policy issuance” in “More information about procedures that apply to your policy” later in this prospectus.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days (see “Your right to cancel within a certain number of days,” later in this prospectus), we will initially put all amounts which you have allocated to the investment options into our EQ/Money Market investment option as of the Investment Start Date. We will re-allocate that investment in accordance with your premium allocation instructions then in effect as of the “Allocation Date”, which is the later of: (1) the first business day following the end of the free look period (e.g., 10 days from the signed date on the Delivery Receipt); and (2) the business day the Delivery Receipt is received in our Administrative Office. For all other policies, the Allocation Date is the Investment Start Date, and there is no automatic initial allocation to the EQ/Money Market investment option.

You give such allocation instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

The policy is between you and AXA Equitable. The policy is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your policy. In the absence of a specific written arrangement to the contrary, you, as the owner of the policy, have the sole authority to make investment allocations and other decisions under the policy. Your AXA Advisors’ financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your policy. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

You can choose among variable investment options.

Variable investment options.  The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as “Investment Funds”.) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under “About the Portfolios of the Trusts.”

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus including a comprehensive discussion of the risks of investing in each Portfolio. To obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-947-3598. We may add or delete variable investment options or Portfolios at any time.

Guaranteed interest option.  You can also allocate some or all of your policy’s value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically we declare a fixed rate of interest (2% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. At any time, the rates we are declaring on existing policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the “Guaranteed Interest Account”.)

We will pay at least 2% annual interest on our guaranteed interest option.

Market Stabilizer Option® (“MSO”).  The MSO rider, if available under your policy, provides you with the opportunity to earn interest that we will credit based in part on the performance of the S&P 500 Price Return Index. The S&P 500 Price Return Index includes 500 companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index. Please see the separate supplement accompanying this prospectus and the Market Stabilizer Option® prospectus for more information.

About your life insurance benefit

Your policy’s face amount.  In your application to buy a COIL Institutional SeriesSM policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the “face amount” of the base policy. $100,000 is the smallest face amount of base coverage you can request.

You should consider whether it would be to your advantage to take out some of your coverage under our Integrated Term rider. This rider generally provides lower current charges, although the guaranteed cost of insurance is generally higher under this rider than under the base policy. See “The Integrated Term rider” below.

Risk/benefit summary: Policy features, benefits and risks

If the insured person dies, we pay a life insurance benefit to the “beneficiary” you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B. (See “Your options for receiving policy proceeds” under “More information about policy features and benefits” later in this prospectus).

Your policy’s “death benefit” options.  In your policy application, you also choose whether the basic amount (or “benefit”) we will pay if the insured person dies is:

•

Option A — The policy’s face amount on the date of the insured person’s death. The amount of this death benefit doesn’t change over time, unless you take any action that changes the policy’s face amount;

— or —

•

Option B — The policy’s face amount plus the policy account value on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including investment performance, charges, premium payments and withdrawals) affect your policy account value. For this purpose, the policy account value is increased by the Enhanced Amount.

Under Option B, your policy’s death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

Starting in the third policy year, you can change the death benefit option of the policy subject to our underwriting rules then in effect as to maximum age. If you ask us to change from Option A to Option B, we will reduce the base policy face amount by the amount in your policy account on the date the change takes effect. Reductions in base policy face amount will be in the same order as specified under “Decreases” in “You can increase or decrease your insurance coverage” below. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum shown in your policy. If you ask us to change from Option B to Option A, we will increase the base policy face amount by the amount in your policy account on the date the change takes effect. Such an increase in base policy face amount will be treated as part of the initial base policy face amount. Such reductions and increases in the base policy face amount are made so that the death benefit remains the same on the date the change takes effect.

We reserve the right to decline to make any change that we determine would cause this policy to fail to qualify as life insurance under applicable tax law as interpreted by us. We also reserve the right to decline any change that may cause this policy to lose its ability to be tested for Federal income tax purposes under the 2017 Commissioners Standard Ordinary mortality tables, as this could cause the policy to fail to qualify as life insurance for tax purposes.

Alternative higher death benefit in certain cases

Your policy is designed to always provide a minimum level of insurance protection relative to your policy account value, in part to meet the definition of “life insurance” under section 7702 of the Code. For this purpose, the policy account value is increased by the Enhanced Amount.

We will automatically pay an alternative death benefit if it is higher than the basic Option A or Option B death benefit you have selected. The alternative higher death benefit is based upon the life insurance qualification test (described above) that you choose. For the guideline premium test, this alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. The percentage depends on the insured person’s age for the then current policy year and ranges from 250% at age 40 or under to 101% at 94 and over.

If the policy account value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.

For the cash value accumulation test, the alternative death benefit is computed by multiplying your policy account value (including any applicable Enhanced Amount) on the insured person’s date of death by a percentage specified in your policy. The percentage depends upon the insured’s age, sex and tobacco use status and is calculated using an interest rate of 4% and mortality charges based upon the 2017 Commissioner’s Standard Ordinary Mortality Tables.

These higher alternative death benefits expose us to greater insurance risk than the regular Option A and B death benefit. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay more cost of insurance charges for any periods during which a higher alternative death benefit is the operative one.

The operative period for the higher alternative death benefit is determined in connection with the requirements of the Code. The calculation of the death benefit is built into the monthly calculation of the cost of insurance charge, which is based on the net amount at risk. The need for the higher alternative death benefit is assessed on each monthly anniversary date, and on the death of the insured. Each policy owner receives an annual statement showing various policy values. The annual statement shows the death benefit amount as of the policy anniversary, and that amount would reflect the alternative higher death benefit amount, if applicable at that time. This annual statement also reflects the monthly cost of insurance charge for the policy year, reflecting a higher net amount at risk in those months when the higher alternative death benefit is in effect.

Other adjustments to death benefit.   We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person’s death under any optional riders which are in effect.

We will reduce the death benefit proceeds by the amount of any outstanding policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that remain unpaid because the insured person died during a grace period. After being reduced by all of these amounts, the death benefit is referred to as the “net death benefit.”

Subject to certain restrictions, you can request a change in your death benefit option.

The Integrated Term rider

The Integrated Term Rider (ITR) allows you to elect additional coverage for each insured person in the case (ITR face amount). The ITR may be

Risk/benefit summary: Policy features, benefits and risks

elected when you purchase your policy, provided the case meets criteria set by AXA Equitable and described below. The ITR provides a term insurance benefit in addition to the death benefit provided by the “base policy” (the policy without the ITR). The “target amount” of a policy equals the base policy face amount plus any ITR face amount.

Under AXA Equitable’s current rules, the eligibility for ITR and the maximum ITR face amount is based on the sum of the “target premiums” for all of the policies in the case purchased at the same time. A target premium for a policy relates only to the base policy for the insured (not any ITR), and it is identified in the illustration on that insured. The target premium for each policy depends upon the face amount of the base policy and the age, sex, and class of risk of the insured. AXA Equitable generally requires that the ratio of the ITR face amount to the target amount be the same for all policies being purchased for the case at the same time. For each policy, the minimum ITR face amount at issue is $50,000.

Subject to availability, the maximum term insurance allowed as of the date of this prospectus is shown in the table below:

Annualized Target Premium on the case level	Maximum term insurance allowed
Less than $250,000	None
$250,000 — $499,999	50% of the Target Amount
$500,000 — $749,999	80% of the Target Amount
$750,000 and higher	90% of the Target Amount

AXA Equitable may change these rules in the future.

If you purchase ITR, then the total death benefit (or “benefit”) we will pay if the insured person dies is:

•	Option A — The higher of the target amount or the alternative death benefit, as described above, on the date of the insured person’s death.

•	Option B — The higher of the target amount plus the policy account value or the alternative death benefit, as described above, on the date of the insured person’s death.

The total term insurance benefit provided by ITR is the difference between this total death benefit and the base policy death benefit. When the death benefit of the base policy exceeds the base policy face amount (or the base policy face amount plus policy account value for Option B), then the term insurance benefit provided by ITR is reduced dollar-for-dollar by the excess amount (but not below zero). This occurs when the alternative death benefit is higher than the Option A or Option B death benefit you have selected. Please note that when the ITR term insurance benefit is reduced in this manner the ITR face amount is not changing. Therefore the ITR term insurance benefit would be restored up to the ITR face amount if and when the alternative death benefit no longer applies. See the example below. If the ITR term insurance benefit is zero, a request to reduce the target amount would not reduce your total death benefit.

For example, assume the base death benefit varies according to the following schedule. The ITR will adjust to provide death benefit proceeds equal to the target amount death benefit each year. The following example assumes the policy has an initial base policy face amount of $500,000, an initial ITR face amount of $50,000, and Option A has been elected.

Base Policy Death Benefit	Target Amount Death Benefit	Term Insurance Benefit
$500,000	$550,000	$50,000
$501,500	$550,000	$48,500
$501,250	$550,000	$48,750

It is possible that the term insurance benefit under the rider may be eliminated entirely as a result of increases in the base policy death benefit. Using the above example, if the alternative death benefit grew to $550,000, the term insurance benefit would be reduced to zero. (It can never be reduced below zero.) Even though the term insurance benefit is reduced to zero, the rider will remain in effect. Therefore, if the alternative death benefit is reduced below $550,000, a term insurance benefit will be calculated to maintain the target amount at the requested level. For further information, please see “Appendix III: Integrated term rider examples” later in this prospectus.

Choosing term coverage under this rider, if available, in lieu of coverage under the base policy can reduce your current (non-guaranteed) cost of insurance and administrative charges. Our current non-guaranteed cost of insurance rates for the ITR maybe equal to, higher, or lower than those for the base policy. The relationship may vary depending on the risk class and other individual characteristics of the insured, as well as the policy year. On the other hand, guaranteed maximum cost of insurance rates for ITR are higher than for the base policy. We reserve the right to raise the non-guaranteed cost of insurance rates for this rider at any time up to the guaranteed maximum. See “Cost of insurance charge” and “Integrated term rider (ITR) charge” in “More information about certain policy charges” for more information. Coverage under ITR is not subject to the per $1,000 administrative charge.

Coverage under the base policy continues past age 100 with no deductions for cost of insurance or administrative charges (except for the mortality and expense risk charge) while coverage under ITR ends at age 100. Coverage under the base policy will continue as long as the insured person is alive and the policy is in force.

Coverage under ITR is not convertible. Convertibility refers to the ability to exchange coverage under ITR for coverage under the base policy or another policy without providing evidence of insurability.

There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under the ITR. These circumstances depend on many factors, including the premium levels and amounts of coverage you choose, as well as the age, sex, and rate class of each insured in the case. While it is not possible to make a general statement, personalized illustrations may be helpful in evaluating possible outcomes.

To the extent you are eligible, use of the ITR instead of an equal amount of coverage under the base policy generally reduces commissions. Therefore, your agent will receive a higher commission for selling you a policy that does not include the ITR.

The ITR terminates when the base policy terminates or when the insured person reaches age 100. Otherwise, you may not terminate or cancel the ITR.

Change of death benefit option

Starting in the third policy year you can change the death benefit option of the policy subject to our underwriting rules then in effect as

Risk/benefit summary: Policy features, benefits and risks

to maximum age. If you change your death benefit option and ITR was not elected or while ITR is not in effect, we will adjust the base policy face amount. If you change your death benefit option while ITR is in effect, we will adjust the target amount. If you ask us to change from Option A to Option B, we will reduce the target amount (or base policy face amount, as applicable) by the amount in your policy account on the date the change takes effect. Reductions in target amount (or base policy face amount, as applicable) will be in the same order as specified under “Decreases” in “You can increase or decrease your insurance coverage” below. However, we will decline to make such change if it would reduce the base policy face amount to less than the minimum shown in your policy. If you ask us to change from Option B to Option A, will increase both the target amount (if applicable) and the base policy face amount by the amount in your policy account on the date the change takes effect. As a result, the ITR face amount (if applicable) will not change in connection with a change from Option B to Option A. Any increase in the base policy face amount that results from a change from Option B to Option A will not be subject to the per $1,000 administrative charge. Such reductions and increases in the target amount (or base policy face amount, as applicable) are made so that the total death benefit remains the same on the date the change takes effect. For this purpose, the policy account value is increased by the Enhanced Amount.

For example:

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit option B, changing to death benefit option A would have a new base policy face amount of $1,100,000 and a new target amount of $2,100,000. The ITR face amount would remain at $1,000,000.

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $100,000 currently on death benefit option A, changing to death benefit option B would have a new target amount of $1,900,000 and a new ITR face amount of $900,000. The base policy face amount would remain at $1,000,000.

•

A policy with a base policy face amount of $1,000,000, an ITR face amount of $1,000,000, a target amount of $2,000,000 and a policy account value of $1,100,000 currently on death benefit option A, changing to death benefit option B would have a new base policy face amount of $900,000 and a new target amount of $900,000. The ITR face amount would be reduced to zero.

A change from Option A to Option B is not permitted beyond the policy year in which the insured person reaches age 80 (not more than attained age 70 if the person is in the Guaranteed Issue or Preferred Plus rating class or 79 if the person is in a substandard rating class).

Please refer to “Tax Information” later in this prospectus to learn about certain possible income tax consequences that may result from a change in death benefit option, including the effect of an automatic increase or decrease in face amount.

You can increase or decrease your insurance coverage

You may request increases and decreases to your face amount or if you elected the ITR, your target amount. If you have not elected the

ITR, any requested increase or decrease will affect your base policy’s face amount. If you have elected the ITR, any requested increase or decrease will affect your policy’s target amount. The target amount equals the base policy face amount plus the ITR face amount.

Increases.  Starting in the second policy year and subject to our underwriting rules in effect at the time, you may ask us to increase the face amount (or target amount, as applicable). You may request an increase while the insured person is not more than attained age 80 (not more than attained age 70 if the insured person is in the Guaranteed Issue or Preferred Plus rating class or attained age 79 if the person is in a substandard rating class). You must provide evidence satisfactory to us of the insurability of the insured person. Any requested increase must be for at least $10,000.

If you elect the ITR rider, and you wish to increase your coverage, you may request a target amount increase. If approved, the increase will be applied to the base policy and ITR face amount in proportion to their respective face amounts at the time of policy issue.

An additional per $1,000 of face amount administrative charge will apply to the increase in base policy face amount for 20 years following any increase. The rate will be based on the insured’s attained age at the time of the increase. The increase will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. However, we will decline your request if the insured person does not qualify for the increase subject to our underwriting rules then in effect. If we approve your request we may apply a rating class for the increase different from that approved at issue or for a prior increase in coverage.

Decreases.  You may request a decrease in your policy’s face amount (or target amount, as applicable) any time after the second year of your policy, but before the policy year in which the insured person reaches age 100. Any such reduction in coverage may not be less than $10,000. The decrease will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. The decrease will be applied as follows:

For policies that elect ITR:

a)	first, to reduce the most recent increase in ITR face amount;
b)	next, to reduce the next most recent ITR face amount increases successively;
c)	next, to reduce the initial ITR face amount;

For all policies:

d)	next, to reduce the most recent increase in base policy face amount;
e)	next, to reduce the next most recent base policy face amount increases successively;
f)	next, to reduce any increases resulting from death benefit option changes;
g)	finally, to reduce the initial base policy face amount.

You may not reduce the base policy face amount below the minimum shown in the policy. Nor will we permit a decrease that would cause your policy to fail the Internal Revenue Code’s definition of life insurance.

In some cases, we may have to make a distribution to you from your policy at the time we decrease your policy’s face amount or change your death benefit option. This may be necessary in order to preserve your policy’s status as life insurance under the Internal Revenue Code.

Risk/benefit summary: Policy features, benefits and risks

We may also be required to make such a distribution to you in the future, on account of a prior decrease in face amount or change in death benefit option. The distribution may be taxable. Even if you decrease your face amount, you may not be reducing your death benefit if your policy account value causes an alternative higher death benefit to apply.

Please refer to “Tax information” for certain possible tax consequences of changing coverage.

Accessing your money

You can access the money in your policy in different ways. You may borrow up to 90% of your policy account value (as defined under “Determining your policy’s value” later in this prospectus), less any outstanding loan and accrued loan interest before the policy year in which the insured reaches age 75 (100% thereafter). We will charge interest on the amount of the loan. See “Borrowing from your policy” later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net policy account value at any time after the first year of your policy and before the policy anniversary nearest the insured’s 100th birthday. See “Making withdrawals from your policy” later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See “Surrendering your policy for its net cash surrender value” later in this prospectus. See “Tax information” later in this prospectus, for the tax treatment of the various ways in which you can access your money.

Risks of investing in a policy

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

•	If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

•	If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

•	If any policy loan and any accrued loan interest either equals or exceeds the policy account value, your policy will terminate subject to the policy’s Grace Period provision.

•

We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.

•	There may be adverse tax consequences if you wish to discontinue some or all of your insurance coverage under a policy.

•

Partial withdrawals from your policy are available only after the first policy year and must be at least $500 and no more than the net policy account value. We will automatically reduce your policy’s death benefit as a result of a partial withdrawal. See “Effect of partial withdrawals on insurance coverage” under “Accessing your money” later in this prospectus.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.

How the COIL Institutional SeriesSM variable life insurance policy is available

COIL Institutional SeriesSM is primarily intended for sales to corporate owners. In most cases, the policy is used to informally fund non-qualified deferred compensation plans and split-dollar arrangements. Please see “Tax Information” later in this prospectus for more information, including “Business and employer owned policies.”

Risk/benefit summary: Policy features, benefits and risks

3. Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

AXA Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $618.6 billion in assets as of December 31, 2018. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Who is AXA Equitable?

How to reach us

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our Administrative Office as listed below for the purposes described.

By mail:

At the Post Office Box for our Administrative Office:

AXA Equitable

Life Operations

P.O. Box 1420

Charlotte, North Carolina 28201-1420

By express delivery only:

At the Street Address for our Administrative Office:

AXA Equitable

Life Operations-1420

8501 IBM Drive, Suite 150

Charlotte, North Carolina 28262

(for express delivery purposes only)

By toll-free phone:

1-800-947-3598

By e-mail:

CorporateStrategiesGroupService@axa.us.com

By fax:

1-888-809-1590

Required Forms.  We require that the following types of communications be on specific forms we provide for that purpose:

(1)	request for our automatic transfer service (our dollar cost averaging service);

(2)	request for our asset rebalancing service;

(3)	transfers among investment options (if submitted by e-mail); and

(4)	designation of new policy owner(s) and beneficiaries.

Other requests.  We also have specific forms that we recommend you use for the following:

(a)	policy surrenders;

(b)	transfers among investment options (not submitted by e-mail); and

(c)	changes in allocation percentages for premiums.

You can also change your allocation percentages, transfer among investment options and/or change your address by fax or by writing to our Administrative Office.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (See “Disruptive transfer activity” in “More information about other matters.”)

Formal Requirements.  Any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, title (if applicable), the insured person’s name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item.

We require the signature of a corporate officer (or similar individual with signing authority) for any partial withdrawal, surrender or loan request. If the signing officer is listed as an insured person, we require the co-signature of another corporate officer (or similar individual with signing authority) to surrender, request a loan, or make a partial withdrawal.

About our Separate Account FP

Each variable investment option is a part (or “subaccount”) of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. For example, we may withdraw amounts from Separate Account FP that represent our investments in Separate Account FP or that represent fees and charges under the policies that we have earned. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of AXA Equitable’s other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise AXA Equitable or Separate Account FP. Although the Separate Account is registered, the SEC does not monitor the activity of Separate Account FP on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) of Separate Account FP available under COIL Institutional SeriesSM invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all

Who is AXA Equitable?

dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable’s variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policy owners arising out of these arrangements. However, the Board of Trustees of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so.

Your voting privileges

Voting of Portfolio shares.  As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio’s shares that are attributable to your policy. The number of full and fractional votes you are entitled to will be determined by dividing the policy account value (minus any policy indebtedness) allocable to an investment option by the net asset value per unit for the Portfolio underlying that investment option. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP. With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio. One effect of proportional voting is that a small number of policy owners may control the outcome of a vote.

Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

Voting as policy owner.  In addition to being able to instruct voting of Portfolio shares as discussed above, policy owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of COIL Institutional SeriesSM and other policies that Separate Account FP supports.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

Who is AXA Equitable?

4. About the Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC (“AXA FMG”), a wholly owned subsidiary of AXA Equitable, serves as the investment adviser of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the affiliated Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the policy’s and/or the sub-advisers’ respective Portfolios. In addition, AXA FMG, a wholly owned subsidiary of AXA Equitable, receives management fees and administrative fees in connection with the services it provides to the Portfolios. As such, it may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the policy’s and/or the advisers’ respective Portfolios.

As a policy owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the COIL Institutional SeriesSM policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the portfolio manager.

Some affiliated Portfolios invest in other affiliated Portfolios (the “EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer policy owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to policy owners and/or suggest that policy owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your policy. Please see “Allocating your contributions” later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high.

The EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ Fund of Fund Portfolios that invest in other Portfolios that use the EQ volatility management strategy, are identified below in the chart by a “✓“ under the column entitled “Volatility Management.”

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted

About the Portfolios of the Trusts

returns over time. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy or, in the case of the EQ Fund of Fund Portfolios, that invest exclusively in other Portfolios that do not use the volatility management strategy. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Any such unaffiliated Portfolio is not identified under “Volatility Management” below in the chart. Such techniques could also impact your account value in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Portfolios of the Trusts

AXA Premier VIP Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/AGGRESSIVE ALLOCATION	A	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE ALLOCATION	A	Seeks to achieve a high level of current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/CONSERVATIVE-PLUS ALLOCATION	A	Seeks to achieve current income and growth of capital, with a greater emphasis on current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE ALLOCATION	A	Seeks to achieve long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC	✓
EQ/MODERATE-PLUS ALLOCATION	A	Seeks to achieve long-term capital appreciation and current income, with a greater emphasis on capital appreciation.	• AXA Equitable Funds Management Group, LLC	✓
EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT CONVERTIBLE SECURITIES	IB	Seeks a high level of total return.	• AXA Equitable Funds Management Group, LLC • Palisade Capital Management, L.L.C.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
1290 VT DOUBLELINE DYNAMIC ALLOCATION	IB	Seeks to achieve total return from long-term capital appreciation and income.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT DOUBLELINE OPPORTUNISTIC BOND	IB	Seeks to maximize current income and total return.	• AXA Equitable Funds Management Group, LLC • DoubleLine Capital LP
1290 VT ENERGY	IB	Seeks long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC
1290 VT EQUITY INCOME	IB	Seeks a combination of growth and income to achieve an above-average and consistent total return.	• AXA Equitable Funds Management Group, LLC • Barrow, Hanley, Mewhinney & Strauss LLC
1290 VT GAMCO MERGERS & ACQUISITIONS	IA	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT GAMCO SMALL COMPANY VALUE	IA	Seeks to maximize capital appreciation.	• AXA Equitable Funds Management Group, LLC • GAMCO Asset Management, Inc.
1290 VT LOW VOLATILITY GLOBAL EQUITY	IB	Seeks long-term capital appreciation with lower absolute volatility than the broad equity markets.	• AXA Equitable Funds Management Group, LLC
1290 VT MULTI-ALTERNATIVE STRATEGIES		Seeks long-term growth of capital.	• AXA Equitable Funds Management Group, LLC
1290 VT NATURAL RESOURCES	IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
1290 VT REAL ESTATE		Seeks to provide long-term capital appreciation and current income.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
1290 VT SMALL CAP VALUE	IB	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Horizon Asset Management, LLC
1290 VT SMARTBETA EQUITY	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • AXA Rosenberg Investment Management, LLC
1290 VT SOCIALLY RESPONSIBLE	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
ALL ASSET GROWTH – ALT 20	IB	Seeks long-term capital appreciation and current income.	• AXA Equitable Funds Management Group, LLC
EQ/AB SMALL CAP GROWTH	IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/AMERICAN CENTURY MID CAP VALUE	IB	Seeks to achieve long-term capital growth. Income is a secondary objective.	• American Century Investment Management, Inc. • AXA Equitable Funds Management Group, LLC
EQ/BLACKROCK BASIC VALUE EQUITY	IA	Seeks to achieve capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC
EQ/CLEARBRIDGE LARGE CAP GROWTH	IA	Seeks to achieve long-term capital growth.	• AXA Equitable Funds Management Group, LLC • ClearBridge Investments, LLC
EQ/COMMON STOCK INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 3000® Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 3000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/CORE BOND INDEX		Seeks to achieve a total return before expenses that approximates the total return performance of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index, including reinvestment of dividends, at a risk level consistent with that of the Bloomberg Barclays U.S. Intermediate Government/Credit Bond Index.	• AXA Equitable Funds Management Group, LLC • SSgA Funds Management, Inc.
EQ/EMERGING MARKETS EQUITY PLUS	IB	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC • EARNEST Partners, LLC
EQ/EQUITY 500 INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s 500 Composite Stock Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s 500 Composite Stock Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/FRANKLIN RISING DIVIDENDS	IB	Seeks to achieve long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	• AXA Equitable Funds Management Group, LLC • Franklin Advisers, Inc.
EQ/FRANKLIN STRATEGIC INCOME	IB	Seeks a high level of current income. A secondary goal is long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Franklin Mutual Advisers, LLC
EQ/GOLDMAN SACHS MID CAP VALUE	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • Goldman Sachs Asset Management, L.P.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/INTERNATIONAL CORE MANAGED VOLATILITY	IB	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  EARNEST Partners, LLC

•  Federated Global Investment Management Corp.

•  Massachusetts Financial Services Company d/b/a MFS Investment Management

✓
EQ/INTERNATIONAL EQUITY INDEX	IA	Seeks to achieve a total return (before expenses) that approximates the total return performance of a composite index comprised of 40% DJ Euro STOXX 50 Index, 25% FTSE 100 Index, 25% TOPIX Index, and 10% S&P/ASX 200 Index, including reinvestment of dividends, at a risk level consistent with that of the composite index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/INTERNATIONAL VALUE MANAGED VOLATILITY	IA	Seeks to provide current income and long-term growth of income, accompanied by growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Harris Associates L.P.	✓
EQ/INVESCO COMSTOCK	IA	Seeks to achieve capital growth and income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/INVESCO GLOBAL REAL ESTATE	IB	Seeks to achieve total return through growth of capital and current income.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/IVY MID CAP GROWTH	IB	Seeks to provide growth of capital.	• AXA Equitable Funds Management Group, LLC • Ivy Investment Management Company
EQ/JANUS ENTERPRISE	IB	Seeks to achieve capital growth.	• AXA Equitable Funds Management Group, LLC • Janus Capital Management LLC
EQ/JPMORGAN VALUE OPPORTUNITIES	IA	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • J.P. Morgan Investment Management Inc.
EQ/LARGE CAP CORE MANAGED VOLATILITY	IA	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Capital Guardian Trust Company • Vaughan Nelson Investment Management • Thornburg Investment Management, Inc.	✓

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/LARGE CAP GROWTH INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Growth Index, including reinvestment of dividends at a risk level consistent with the Russell 1000® Growth Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/LARGE CAP GROWTH MANAGED VOLATILITY	IA	Seeks to provide long-term capital growth with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.

•  AXA Equitable Funds Management Group, LLC

•  BlackRock Investment Management, LLC

•  HS Management Partners, LLC

•  Loomis, Sayles & Company, L.P.

•  Polen Capital Management, LLC

•  T. Rowe Price Associates, Inc.

✓
EQ/LARGE CAP VALUE INDEX	IB	Seeks to achieve a total return before expenses that approximates the total return performance of the Russell 1000® Value Index, including reinvestment of dividends, at a risk level consistent with that of the Russell 1000® Value Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/LOOMIS SAYLES GROWTH	IA	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Loomis, Sayles & Company, L.P.
EQ/MFS INTERNATIONAL GROWTH	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS INTERNATIONAL VALUE	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company
EQ/MFS TECHNOLOGY		Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS UTILITIES SERIES	IB	Seeks to achieve total return.	• AXA Equitable Funds Management Group, LLC • Massachusetts Financial Services Company
EQ/MID CAP INDEX	IA	Seeks to achieve a total return before expenses that approximates the total return performance of the Standard & Poor’s MidCap 400® Index, including reinvestment of dividends, at a risk level consistent with that of the Standard & Poor’s MidCap 400® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/MID CAP VALUE MANAGED VOLATILITY	IA	Seeks to achieve long-term capital appreciation with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Diamond Hill Capital Management, Inc. • Wellington Management Company, LLP	✓
EQ/MONEY MARKET(+)	IA	Seeks to obtain a high level of current income, preserve its assets and maintain liquidity.	• AXA Equitable Funds Management Group, LLC • The Dreyfus Corporation
EQ/MORGAN STANLEY SMALL CAP GROWTH	IB	Seeks to achieve long-term growth of capital.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Morgan Stanley Investment Management Inc.
EQ/OPPENHEIMER GLOBAL	IB	Seeks to achieve capital appreciation.	• AXA Equitable Funds Management Group, LLC • Invesco Advisers, Inc.
EQ/PIMCO GLOBAL REAL RETURN	IB	Seeks to achieve maximum real return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO REAL RETURN	IB	Seeks to achieve maximum real return, consistent with preservation of real capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO TOTAL RETURN	IB	Seeks to achieve maximum total return, consistent with preservation of capital and prudent investment management.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/PIMCO ULTRA SHORT BOND	IB	Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	• AXA Equitable Funds Management Group, LLC • Pacific Investment Management Company LLC
EQ/SMALL COMPANY INDEX	IA	Seeks to replicate as closely as possible (before expenses) the total return of the Russell 2000® Index.	• AllianceBernstein L.P. • AXA Equitable Funds Management Group, LLC
EQ/T. ROWE PRICE GROWTH STOCK	IA	Seeks to achieve long-term capital appreciation and secondarily, income.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.
EQ/T. ROWE PRICE HEALTH SCIENCES	IB	Seeks to achieve long-term capital appreciation.	• AXA Equitable Funds Management Group, LLC • T. Rowe Price Associates, Inc.

About the Portfolios of the Trusts

EQ Advisors Trust Portfolio Name	Share Class	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)	Volatility Management
EQ/TEMPLETON GLOBAL EQUITY MANAGED VOLATILITY		Seeks to achieve long-term capital growth with an emphasis on risk adjusted returns and managing volatility in the Portfolio.	• AXA Equitable Funds Management Group, LLC • BlackRock Investment Management, LLC • Templeton Global Advisors Limited	✓
MULTIMANAGER AGGRESSIVE EQUITY	IA	Seeks to achieve long-term growth of capital.

•  AllianceBernstein L.P.

•  AXA Equitable Funds Management Group, LLC

•  ClearBridge Investments, LLC

•  Scotia Institutional Asset Management US, Ltd.

•  T. Rowe Price Associates, Inc.

•  Westfield Capital Management Company, L.P.

MULTIMANAGER TECHNOLOGY	IA	Seeks to achieve long-term growth of capital.	• AllianceBernstein L.P. • Allianz Global Investors U.S. LLC • AXA Equitable Funds Management Group, LLC • Wellington Management Company, LLP

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) — Series II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
INVESCO V.I. DIVERSIFIED DIVIDEND FUND	The fund’s investment objective is to provide reasonable current income and long-term growth of income and capital.	• Invesco Advisers, Inc.
American Funds Insurance Series® Portfolio Name — Class 4 Shares	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
GLOBAL SMALL CAPITALIZATION FUND	The fund’s investment objective is to provide long-term growth of capital.	• Capital Research and Management Company
NEW WORLD FUND®	The fund’s investment objective is long-term capital appreciation.	• Capital Research and Management Company
BlackRock Variable Series Funds, Inc. — Class III Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
BLACKROCK GLOBAL ALLOCATION V.I. FUND	To seek high total investment return.	• Adviser: BlackRock Advisors, LLC
Fidelity® Variable Insurance Products (VIP) – Service Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FIDELITY® VIP ASSET MANAGER: GROWTH PORTFOLIO	The fund Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP GROWTH & INCOME PORTFOLIO	Seeks high total return through a combination of current income and capital appreciation.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Fidelity Management & Research Company (FMR)
FIDELITY® VIP VALUE PORTFOLIO	Seeks capital appreciation.	• Fidelity Management & Research Company (FMR)

About the Portfolios of the Trusts

Franklin Templeton Variable Insurance Products Trust — Class 2 Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
FRANKLIN SMALL CAP VALUE VIP FUND	Seeks long-term total return.	• Franklin Mutual Advisers, LLC
TEMPLETON DEVELOPING MARKETS VIP FUND	Seeks long-term capital appreciation.	• Templeton Asset Management Ltd.
TEMPLETON GLOBAL BOND VIP FUND	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.	• Franklin Advisers, Inc.
Ivy Variable Insurance Portfolios Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
IVY VIP HIGH INCOME	To seek to provide total return through a combination of high current income and capital appreciation.	• Ivy Investment Management Company (IICO)
IVY VIP SMALL CAP GROWTH	To seek to provide growth of capital.	• Ivy Investment Management Company (IICO)
Legg Mason Partners Variable Equity Trust — Share Class II Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO	Seeks long-term growth of capital.	• Legg Mason Partners Fund Advisor, LLC (Investment Manager) • Sub-Adviser: ClearBridge Investments, LLC
Lord Abbett Series Fund Class VC Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)	The Fund’s investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.	• Lord, Abbett & Co. LLC
PIMCO Variable Insurance Trust — Advisor Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
PIMCO COMMODITYREALRETURN® STRATEGY PORTFOLIO	Seeks maximum real return consistent with prudent investment management.	• Pacific Investment Management Company LLC
T. Rowe Price Equity Series, Inc. Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
T. ROWE PRICE EQUITY INCOME PORTFOLIO - II	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks.	• T. Rowe Price Associates, Inc.
VanEck VIP Trust — Service Class Portfolio Name	Objective	Investment Adviser (and Sub-Adviser(s), as applicable)
VANECK VIP GLOBAL HARD ASSETS FUND	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	• Van Eck Associates Corporation
(+)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1-800-947-3598.

About the Portfolios of the Trusts

5. Determining your policy’s value

Your policy account value

As set forth earlier in this prospectus, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy account value. You instruct us to allocate your policy account value to one or more of the policy’s investment options indicated on the front cover of this prospectus.

Your policy account value, is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in (iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See “Borrowing from your policy” later in this prospectus. The account value of any policy amounts transferred to the Market Stabilizer Option® (“MSO”) is also included in your policy account value, and is calculated as described in the separate Market Stabilizer Option® prospectus. (Your policy and other supplemental material may refer to (ii) and (iii) above as our “Guaranteed Interest Account”.) These amounts are subject to certain charges discussed in “Risk/benefit summary: Charges and expenses you will pay,” earlier in this prospectus.

Your “net policy account value” is your policy account value minus any outstanding policy loan and accrued loan interest.

Your “cash surrender value” is your policy account value plus the Enhanced Amount, if applicable.

Your “net cash surrender value” is your cash surrender value minus any outstanding policy loan and accrued loan interest.

Your policy account value will be credited with the same returns as are achieved by the Portfolios that you select and interest credited on amounts in the guaranteed interest option, and is reduced by the amount of charges we deduct under the policy.

Your policy’s value in our variable investment options.  The account value that you have allocated to any variable investment option is invested in shares of the corresponding Portfolio. Your value in each variable investment option is measured by “units.”

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy’s variable investment options, we “redeem” (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly deductions and transfer charges, if applicable, are deducted from that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you “purchase” additional units having the same value as the amount of any premium (after deduction of charges deducted from premiums), loan repayment, or transfer that you allocate to that option.

The value of your units will increase or decrease each business day, as though you had invested in the corresponding Portfolio’s shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day’s value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and the MSO, if applicable, and deducted monthly from your policy account.

Your policy’s value in our guaranteed interest option.  Your policy’s value in our guaranteed interest option includes any amounts that have been allocated to that option, based on your request. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 2% effective annual rate.

Amounts may be allocated to or removed from your policy’s value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

However, we reserve the right to limit the percentage of your premium that may be allocated to the guaranteed interest option, or to reject certain requests to transfer amounts to the unloaned portion of your guaranteed interest option as described in greater detail throughout this prospectus. We may also limit the percentage of any additional loan repayments that may be allocated to the guaranteed interest option after you have repaid any loaned amounts that were taken from the guaranteed interest option. See “Guaranteed interest option” under “Investment options within your policy” in “Risk/benefit summary: Policy features, benefits and risks” earlier in this Prospectus for more information on such limitation amounts.

Determining your policy’s value

6. Transferring your money among our investment options

Transfers you can make

You can transfer among our variable investment options and into our guaranteed interest option.

After your policy’s Allocation Date, you can transfer amounts from one investment option to another subject to certain restrictions discussed below. Currently, the total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We reserve the right to lower this $500 limit upon written notice to you. We also reserve the right to restrict transfers among variable investment options and transfers out of the guaranteed interest option as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

Please see “Investment options within your policy” in “Risk/benefit summary: Policy features, benefits and risks” for more information about your role in managing your allocations.

Restrictions on transfers into the guaranteed interest option. Upon advance notification, AXA Equitable has the right to reject any transfer you request from the variable investment options to the unloaned portion of the guaranteed interest option if the transfer would result in the unloaned portion of the guaranteed interest option exceeding a specified percentage of the total unloaned policy account value. The specified percentage limitation on requested transfers to the guaranteed interest option can be changed at any time, but it will never be less than 5%.

Current unrestricted transfers out of the guaranteed interest option.  We are relaxing our policy rules so that, beginning on the business day after the Allocation Date and thereafter, you may transfer any amount of unloaned policy account value out of the guaranteed interest option to any other investment option until further notice. If we decide to change our limitations on transfers out of the guaranteed interest option, we will provide you with notice of at least 30 days.

See the “How to make transfers” section below on how you can request a transfer. In general, transfers take effect on the date the request is received. However, any written, telephone, Internet or facsimile transaction requests received after 4:00 p.m. (Eastern Time) take effect the next business day.

Please note that the ability to make unrestricted transfers from the guaranteed interest option does not apply to any amounts that we are holding as collateral for a policy loan or as “restricted” amounts as a result of your election to receive a living benefit, if available under your policy. In addition, if you elect to transfer account value to the Market Stabilizer Option® (“MSO”), if available under your policy, there must be sufficient funds remaining in the guaranteed interest option to cover the Charge Reserve Amount. Finally, there may be a charge for making this transfer. Please see “Risk/benefit summary: Charges and expenses you will pay” earlier in this prospectus for more information about charges for this transfer.

Disruptive transfer activity.  We reserve the right to limit access to these services described below if we determine that you are engaged in a disruptive transfer activity, such as “market timing.” (see “Disruptive transfer activity” in “More information about other matters.”)

How to make transfers

You may submit a written request for a transfer to our Administrative Office.

Our automatic transfer service

We offer an automatic transfer service. This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit’s value is low, and fewer units if the unit’s value is high. Therefore, you may achieve a lower average cost per unit over the long term.

Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.

Our automatic transfer service (also referred to as our “dollar cost averaging service”) enables you to make automatic monthly or quarterly transfers from the EQ/Money Market option to our other variable investment options. If you elect the automatic transfer service on a monthly basis, transfers will occur on the 10th day of each policy month. If you elect the automatic transfer service on a quarterly basis, transfers will occur on the 10th day of the last month of each calendar quarter. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service with a minimum total transfer amount of $250.

You can also cancel the automatic transfer service at any time by submitting a written request to our Administrative Office. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.

We will not deduct a transfer charge for any transfer made in connection with our automatic transfer service.

Our asset rebalancing service

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to match the planned periodic premium allocation percentages. You can accomplish this automatically through our asset rebalancing service. The rebalancing will occur on the 10th day of the last month of a calendar quarter. Certain investment options, such as the guaranteed interest option and the MSO, are not available investment options with the asset rebalancing service. You also may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

Transferring your money among our investment options

You may request the asset rebalancing service in your policy application or at any later time by completing our enrollment form. At any time, you may also terminate the rebalancing program or make changes to your allocations under the program. Once enrolled in the rebalancing service, it will remain in effect until you instruct us in writing to terminate the service. Requesting an investment option transfer while enrolled in our asset rebalancing service will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your rebalancing service. Changes to your allocation instructions for the rebalancing service (or termination of your enrollment in the service) must be in writing and sent to our Administrative Office. You may change your allocation instructions by changing the planned periodic premium allocation percentages or discontinue participation in the asset rebalancing service at any time.

We will not deduct a transfer charge for any transfer made in connection with our asset rebalancing service.

Transfers by third parties

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many policy owners, the result can be simultaneous transfers involving large amounts of account value. Such transfers can disrupt the orderly management of the portfolios underlying the policy, can result in higher costs to policy owners, and are generally not compatible with the long-range goals of policy owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the variable investment options, and the managements of the variable investment options share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple policy owners, we may not honor such transfers. We will notify you in writing if we do not process a transfer request. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the policy owners in whose names they have been submitted. These procedures will not, however, prevent policy owners from making their own transfer requests.

Transferring your money among our investment options

7. Accessing your money

Borrowing from your policy

You may borrow up to 90% of your policy account value, reduced by any loans (and accrued loan interest) you have outstanding before the policy year in which the insured reaches age 75 (100% thereafter). Each new loan you request must be at least $500.

You can use policy loans to obtain funds from your policy without, in most cases, paying current income tax. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan’s repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

•	you cannot make transfers or withdrawals of the collateral;

•	we may credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

•	the collateral is not available to pay policy charges.

When you request your loan (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in proportion to your value in each.

Loan interest we charge.  The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan and annually on the annual report, and will notify you in advance of any rate increase.

Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

Interest that we credit on loan collateral.  The current annual interest rate we credit on your loan collateral will be 0.75% less than the interest rate charged in policy years 1-10 and 0.00% less than the interest rate charged thereafter. We guarantee that the differential between the annual interest rate we charge and the annual interest rate we credit will not exceed 1%.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy’s investment options in the same proportions as if it were a premium payment.

Effects of policy loans.  If not repaid, the aggregate amount of the outstanding loan and any accrued loan interest will reduce your cash surrender value and your life insurance benefit that might otherwise be payable. We will deduct any outstanding policy loan and accrued loan interest from your policy’s proceeds if you do not pay it back. Also, a loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due.

A policy loan, repaid or not, has a permanent effect on your cash surrender value. This results because the investment results of each investment option apply only to the amounts remaining in such investment options. The longer the loan is outstanding, the greater the effect on cash surrender value is likely to be. A policy loan can similarly affect the insurance proceeds payable on death.

Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See “Tax Information” later in this prospectus for a discussion of the tax consequences of policy loans.

Paying off your loan.  You can repay all or part of your loan at any time while the insured person is alive and this policy is in force. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as if they were premium payments.

Failure to repay a policy loan or to pay loan interest will not terminate this policy unless at the beginning of a policy month your net policy account value is less than the total monthly deduction then due, if any. In that case, the “Grace Period” provision will apply.

A policy loan may have a permanent effect on your benefits under this policy even if it is repaid. During any period in which there is an outstanding loan, the interest rate we credit to the loaned portion of your policy account may be different than the rate we credit to the unloaned portion of your policy account.

Making withdrawals from your policy

You may make a partial withdrawal of your net policy account value (defined earlier in this prospectus) at any time after the first year of your policy and before the policy anniversary nearest to the insured’s attained age 100. The request must be for at least $500, however, and we have discretion to decline any request. A partial withdrawal will result in a reduction in the cash surrender value and in your policy account equal to the amount withdrawn as well as a reduction in your total death benefit. A partial withdrawal in the second policy year will further reduce the cash surrender value by 30% times 2.25% times the amount withdrawn if the Enhanced Amount is included in the cash surrender value. We will take the withdrawal from all of your investment options in proportion to your value in each.

Accessing your money

You can withdraw all or part of your net policy account value, although you may incur tax consequences by doing so.

Effect of partial withdrawals on insurance coverage.  We will not permit a partial withdrawal that would reduce the base policy face amount below the minimum stated in your policy, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes.

If the death benefit is Option A (and coverage under the ITR has not been elected), and the death benefit minus the amount to be withdrawn is less than the base policy face amount, the base policy face amount will be reduced to the death benefit minus the amount to be withdrawn. Any reduction in base policy face amount will be applied as follows: first, to reduce the most recent increase in base policy face amount; next, to reduce the next most recent base policy face amount increases successively; next, to reduce any increases resulting from death benefit option changes; finally, to reduce the initial base policy face amount.

If additional coverage under the ITR has been elected and the death benefit is Option A, and the total death benefit minus the amount to be withdrawn is less than the target amount, the target amount will be reduced to the total death benefit minus the amount to be withdrawn. Any reduction in target amount will be applied as follows: first, to reduce the most recent increase in ITR face amount; next, to reduce the next most recent ITR face amount increases successively; next, to reduce the initial ITR face amount; next, to reduce the most recent increase in base policy face amount; next, to reduce the next most recent base policy face amount increases successively; next, to reduce any increases resulting from death benefit option changes; finally, to reduce the initial base policy face amount.

If death benefit Option B is in effect, whether or not additional coverage under the ITR has been elected, a partial withdrawal also reduces the death benefit, but does not affect the the target amount or the base policy face amount.

Under either death benefit option, the partial withdrawal will result in a reduction in your total death benefit.

A partial withdrawal may increase the chance that your policy could lapse because of insufficient value to pay policy charges as they fall due.

You should refer to “Tax information” later in this prospectus, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

Surrendering your policy for its net cash surrender value

Upon written request satisfactory to us, you can surrender (give us back) your policy at any time and we will pay you the net cash surrender value. The net cash surrender value includes the Enhanced Amount, except as described in the next paragraph.

If your policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person including (but not limited to) any transaction qualifying for income tax free exchange treatment under Section 1035 of the Code or any similar or successor provision thereof, you will receive the net policy account value. In other words, even if the surrender is made during the first 14 policy years, the Enhanced Amount will not be available under such circumstances.

Please refer to “Tax information” later in this prospectus for the possible tax consequences of surrendering your policy.

Accessing your money

8. Tax information

This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident and has an insurable interest in the insured. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

Basic income tax treatment for you and your beneficiary

A policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the “Code”) and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. The following discussion assumes that the policies meet these requirements and, therefore, that generally:

•	the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

•

increases in your policy’s account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

The IRS, however, could disagree with our position such that certain tax consequences could be other than as described. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so. There may also be different tax consequences if you assign your policy, transfer an interest therein or designate a new owner. See “Assigning your policy” later in this prospectus. See also special rules below under “Business and employer owned policies,” and for the discussion of insurable interest under “Other Information.”

Tax treatment of distributions to you (loans, partial withdrawals and full surrender)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a “modified endowment contract” (sometimes also referred to as a “MEC”). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status.  Your policy will be a “modified endowment contract” if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. (“Paid up” means that no future premiums would be required.) This is called the “seven-pay” test.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the cash surrender value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A material change for these purposes could occur as a result of a change in death benefit option, a requested increase in the policy face amount or certain other changes. In the case of CVAT tested policies, this will occur when premiums paid exceed the necessary premium limit for the policy before the change.

If your policy’s benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in the policy face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal or a change in death benefit option.) If the premiums previously paid during its first seven years (or within seven years after a material change) are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. In addition, if you have elected the guideline premium test, changes made to your policy, for example, a decrease in the policy face amount (including any decrease that may occur as a result of a partial withdrawal), a change in death benefit option, or other decrease in benefits may impact the maximum amount of premiums that can be paid as well as the maximum amount of policy account value that may be maintained under the policy. We may also be required to provide a higher death benefit notwithstanding the decrease in the policy face amount in order to assure that your policy continues to qualify as life insurance. Under either the guideline premium test or the cash value accumulation test, in some cases, we may take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includable as income. See “Other information” later in this section.

Taxation of pre-death distributions if your policy is not a modified endowment contract.  As long as your policy remains in force as a non-modified endowment contract, policy loans will generally be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally

Tax information

not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. However, there is some uncertainty as to the federal tax treatment of policy loans with a small or no spread between the interest rate charged and the interest rate credited on the amount loaned. You should consult a qualified tax adviser as to the federal tax treatment of such loans. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your cash surrender value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

Policy loans.  Policy loans can cause taxable income upon the termination of a policy with no cash payout. In the case of a surrender, the loan amount is taken into account in determining any taxable amount and such income can also exceed the payment received. These events can occur from potential situations which include: (1) amount of outstanding policy debt (loans taken plus unpaid interest amounts added to the outstanding loan) at or near the maximum loan value; (2) unfavorable investment results affecting your policy account value; (3) increasing monthly policy charges due to increasing attained ages of the insured; (4) high or increasing amount of insurance risk, depending on death benefit option and changing account value; and (5) increasing policy loan rates if an adjustable policy loan rate is in effect.

Ideally a policy loan will be paid from income tax free death benefit proceeds if your policy is kept in force until the death of the insured. To avoid policy terminations that may give rise to significant income tax liability, you may need to make substantial premium payments or loan repayments to keep your policy in force.

You can reduce the likelihood that these situations will occur by considering these risks before taking a policy loan. If you take a policy loan, you should monitor the status of your policy with your financial representative and your tax advisor at least annually, and take appropriate preventative action. As indicated above, in the case of a policy that is a modified endowment contract (“MEC”), any loan will be treated as a distribution when made, and thus may be taxable at such time.

Taxation of pre-death distributions if your policy is a modified endowment contract.  Any distribution from your policy will be taxed on an “income-first” basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your cash surrender value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by AXA Equitable (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. So, for example, if a policy has been collaterally assigned as security for a loan and the policy subsequently becomes a MEC there could be a taxable deemed distribution even though the policy owner has not received any payment from us.

Policy changes.  Changes made to a life insurance policy, for example, a decrease in benefits, a death benefit option change, or the termination or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. This action may be required under the tax law even though the policy may not be sufficiently funded to keep it in force for a desired duration. In some cases, premium payments for a policy year could be limited to the amount needed to keep the policy in force until the end of the policy year. You should carefully go over the implications of any policy changes with your advisor before making a change.

Restoration of a terminated policy.  For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy. Since tax laws and regulations and their application may have changed by such time, there can be no assurance that we can reinstate the policy to qualify as life insurance under future tax rules.

Tax information

Business and employer owned policies

Any employer owned life insurance arrangement on an employee or director as well as any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to the rules discussed below. Also, careful consideration should be given to any other rules that may apply, including other possible pending or recently enacted legislative proposals.

Requirements for income tax free death benefits.  Federal tax law imposes additional requirements for employer owned life insurance policies. The provisions can have broad application for contract owners engaged in a trade or business, or certain related persons. These requirements include detailed notice and consent rules, annual tax reporting and recordkeeping requirements on the employer and limitations on those employees (including directors) who can be insured under the life insurance policy. Failure to satisfy applicable requirements will result in death benefits in excess of premiums paid by the owner being includible in the owner’s income upon the death of the insured employee. Notice and consent requirements must be satisfied before the issuance of the life insurance policy or a material change to an existing life insurance policy, otherwise benefits may lose their tax favored treatment.

The rules generally apply to life insurance policies issued after August 17, 2006. Note, however, that material increases in the death benefit or other material changes will generally cause an existing policy to be treated as a new policy and thus subject to the new requirements. The term “material” has not yet been fully defined but is expected to not include automatic increases in death benefits in order to maintain compliance with the life insurance policy tax qualification rules under the Code. An exception for certain tax-free exchanges of life insurance policies pursuant to Section 1035 of the Code may be available but is not clearly defined.

Limitations on interest deductibility for business owned life insurance.  Ownership of a policy by a trade or business can limit the amount of any interest on business borrowings that the entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called “split-dollar” arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy’s average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity’s other assets. The above limitation is in addition to rules limiting interest deductions on policy loans against business-owned life insurance. Special rules apply to insurance company owners of policies which may be more restrictive.

Uses of policy which may be scrutinized.  The IRS may view certain uses of life insurance policies as a tax shelter or as an abusive transaction. Please consult your tax advisor for the most up-to-date information as to IRS “Recognized Abusive and Listed Transactions” and how they may affect your policy.

Requirement that we diversify investments

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements, though no assurances can be given in this regard.

Estate, gift, and generation-skipping taxes

If the policy’s owner is the insured person, the death benefit will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner’s estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person’s taxable estate, total at least $10 million (this statutory amount is to be indexed for inflation after 2010). A portability rule generally permits a surviving spouse to elect to carry over the unused portion of the deceased spouse’s exclusion amount.

Certain amounts may be deductible or excludable, such as gifts and bequests to a person’s spouse or charitable institutions, as well as for certain gifts per recipient per year ($15,000 for 2019, indexed for inflation).

As a general rule, if you make a “transfer” to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent “skips” his or her children and names his or her grandchildren as a policy’s beneficiaries. In that case, the generation-skipping “transfer” would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rates in effect at the time. Individuals are generally allowed an aggregate generation-skipping tax exemption of the same amount discussed above for estate and gift taxes, but without portability.

The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes.

Tax information

Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

Pension and profit-sharing plans

There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

Split-dollar and other employee benefit programs

Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. It is possible that certain split-dollar arrangements may be considered to be a form of deferred compensation under Section 409A of the Code, which broadens the definition of deferred compensation plans, and subjects such plans to new requirements. Further, certain split-dollar arrangements may come within the rules for business- and employer-owned policies. Among other issues, policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person’s consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

If this policy is being or was purchased pursuant to a split-dollar arrangement, you should also consult your tax advisor for advice concerning the effect of the following guidance. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. They provide for taxation under one of two mutually exclusive regimes depending upon the structure of the arrangement. These are a loan regime and an economic benefit regime. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. In addition, public corporations (generally publicly-traded or publicly-reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.

ERISA

Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. There may also be other implications. You should consult a qualified legal advisor.

3.8% Tax on Net Investment Income or “NII”

The 3.8% Medicare tax on certain unearned income of taxpayers whose adjusted incomes exceed certain thresholds applies to all or part of a taxpayer’s NII. As currently interpreted under IRS guidelines, NII includes the taxable portion of an annuitized payment from a life insurance contract. It has not been defined to include taxable amounts from partial withdrawals, surrenders or lapses of life insurance policies subject to loans. You should consult your tax advisor as to the applicability of this tax to you.

Our taxes

The operations of our separate accounts are reported in our federal income tax return. Separate account investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Currently we pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred by us that are allocable to the policies.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to life insurance policies, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to life insurance policy ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report policy values and other information for certain policyholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later and you may incur penalties under the estimated income tax rules. In some cases, where generation-skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due. States may also require us to withhold tax on distributions to you and may not always follow federal rules.

Tax information

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction. For Puerto Rico and other jurisdictions, income is considered U.S.-source income. We anticipate requiring owners or beneficiaries in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Possibility of future tax changes and other tax information

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies or increase the taxes we pay in connection with such policies. This could include special rules for tax-exempt entities as well as for corporate or business use of policies. In addition to legislation enacted in December 2017, Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a life insurance policy. Legislative proposals could make sweeping changes to many longstanding tax rules, including certain tax benefits currently available to newly purchased cash value life insurance policies. Proposals have been considered to eliminate some or all taxable expenditures or tax preferences together with some lowering of tax rates. We cannot predict what, if any, legislation will actually be proposed or enacted or what type of grandfathering will be allowed for existing life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law. Some areas of possible future guidance include new rules for testing for policies issued on a special risk class basis. As a result, there are areas of some uncertainty even under current laws, such that future tax consequences of a policy could be other than as described herein.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed or the tax benefit of life insurance policies.

The policies described in this Prospectus are tested for qualification as life insurance using the 2017 Commissioners Standard Ordinary (“2017 CSO”) mortality tables. See “Cost of insurance charge” later in this Prospectus.

Other information

There are a number of tax benefits associated with variable life insurance policies. For tax benefits to be available, the policy owner must have an insurable interest in the life of the insured under applicable state laws. Requirements may vary by state. A failure can, among other consequences, cause the policy owner to lose anticipated favorable federal tax treatment generally afforded life insurance.

For tax benefits to continue, the policy must continue to qualify as life insurance. We reserve the right to restrict transactions that we determine would cause your policy to fail to qualify as life insurance under federal tax law. We also reserve the right to decline to make any change that may cause your policy to lose its ability to be tested for federal income tax purposes under the 2017 Commissioners Standard Ordinary Mortality Tables.

In addition to other requirements, federal tax law requires that the insurer, and not the policy owner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any taxable income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policy owner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers under the policy. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policy owners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policy owners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio’s shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy’s proportionate share of the assets of the Separate Account.

Tax information

9. More information about policy features and benefits

Other benefits you can add by rider

You may be eligible for the following optional benefits we currently make available by rider:

•

term insurance on each insured person in the case (Integrated Term rider) (see “The Integrated Term rider” in “About your life insurance benefit” under “Risk/benefit summary: Policy features, benefits and risks”)

•	Policy Continuation Rider (see “Policy Continuation Rider” under “Risk/benefit summary: Policy features, benefits and risks”)

AXA Equitable or your financial professional can provide you with more information about these riders. Some of these riders may be selected only at the time your policy is issued or may not be available in your state. The riders provide additional terms, conditions and limitations, and we will furnish samples of them to you on request. We can add, delete, or modify a rider, at any time before it becomes effective as part of your policy.

See also “Tax information” earlier in this prospectus for certain possible tax consequences and limitations of changing the death benefits under a rider.

Variations among COIL Institutional SeriesSM policies

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

AXA Equitable also may vary or waive the charges and other terms of COIL Institutional SeriesSM where special circumstances (including certain policy exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with COIL Institutional SeriesSM. We will make such variations only in accordance with uniform rules that we establish.

AXA Equitable or your financial professional can advise you about any variations that may apply to your policy.

Your options for receiving policy proceeds

Beneficiary of death benefit.  You designate your policy’s beneficiary in your policy application. You can change the beneficiary at any other time during the insured person’s life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person’s surviving children. If there are no surviving children, we will instead pay the insured person’s estate.

Payment of death benefit.  We will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation) and so elects, death benefit proceeds can be paid through the “AXA Equitable Access Account”, which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable’s general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

A beneficiary residing outside the U.S., however, cannot elect the AXA Equitable Access Account. If the beneficiary is a trust that has two or fewer trustees, death benefit proceeds can be paid through the AXA Equitable Access Account.

Your right to cancel within a certain number of days

You may cancel your policy by returning the policy along with a properly signed and completed written request for cancellation to our Administrative Office or, in some states, to the agent who sold it to you, by the 10th day after you receive it (or such longer period as required under state law). Your coverage will terminate as of the business day we receive your request at our Administrative Office (or, in some states, as of the business day the agent receives your request).

In most states, we will refund the premiums that were paid, less any outstanding loan and accrued loan interest. In other states, we will refund the policy account value calculated as of the business day we receive your request for cancellation at our Administrative Office (or, in some states, as of the business day the agent receives your request), plus any charges that were deducted from premiums that were paid and from the policy account value, less any outstanding loan and accrued loan interest. Your policy will set forth the specific terms of your “Right to Examine” the policy.

In addition to the cancellation right described above, you have the right to surrender your policy, rather than cancel it. Please see “Surrendering your policy for your net cash surrender value,” earlier in this prospectus. Surrendering your policy may yield results different than canceling your policy, including a greater potential for taxable income. In some cases, your net cash surrender value upon surrender may be greater than your contributions to the policy. Please see “Tax information,” earlier in this prospectus for possible consequences of cancelling your policy.

More information about policy features and benefits

10. More information about certain policy charges

Deducting policy charges

Purposes of policy charges.  The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss. In addition to the charges described below, there are also charges at the Portfolio level, which are described in the prospectuses of the Portfolios in which the funds invest. For additional information on all policy charges, see “Risk/benefit summary: Charges and expenses you will pay.”

Transaction charges

On the first day of each policy month, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below (see “Periodic charges” below). In addition, charges may be deducted for transactions such as premium payments or transfers among investment options.

•  Premium charge.  We deduct an amount not to exceed 2.25% from each premium payment you send us. We currently deduct 2.25% of each premium payment in policy year one, 1.25% of each premium payment in policy years two through seven, and 0% of each premium payment thereafter. The premium charge is designed in part to defray sales expenses we incur that are based on premium payments.

•  Charge for state and local taxes.  This charge is designed to approximate certain taxes imposed upon us, such as premium taxes which may apply. This charge may be increased or decreased to reflect any changes in our taxes. The charge for state and local taxes currently ranges from 0% to 5%, and is deducted from each premium payment you send us. In addition, if an insured person changes his or her residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change based on a change in the insured’s address will take effect on the date the insured’s address change is recorded by us. You cannot deduct our charge to you as state or local taxes on your federal income tax return.

•  Charge for federal taxes.  We deduct a charge of 1.25% from each premium payment that you send us for various Federal income tax expenses that we incur.

•  Transfers among investment options.  Although we do not currently charge for transfers among investment options, we reserve the right to make a transfer charge of up to $25 for each transfer of amounts among your investment options. The transfer charge, if any, is deducted from the amounts transferred from your policy’s value in the variable investment options and in our guaranteed interest option based on the proportion that the amount transferred from each variable investment option and from our guaranteed interest option bears to the total amount being transferred. Any such charge would be, in part, to compensate us for our expenses in administering transfers. The charge will never apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our automated transfer service or asset rebalancing service.

Special services charges

We currently do not impose a charge for special services. However, we reserve the right, upon advance notice to you, to deduct a charge for providing the special services described below. These charges would be for compensating us for the expense of processing each special service. For certain services, we would deduct from your policy account value any withdrawal charge that applies and the charge for the special service. Please note that we may also discontinue some or all of these services without notice.

•  Wire transfer charge.  We reserve the right to charge a maximum of $90 for outgoing wire transfers. Unless you specify otherwise, this charge would be deducted from the amount you request.

•  Express mail charge.  We reserve the right to charge a maximum of $35 for sending you a check by express mail delivery. This charge would be deducted from the amount you request.

•  Policy illustration charge.  We do not charge for illustrations. We reserve the right to charge in the future.

•  Duplicate policy charge.  We reserve the right to charge a maximum of $35 for providing a copy of your policy. The charge for this service could be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Policy history charge.   If you request a policy history there is currently no charge. For all policy histories, we reserve the right to charge a maximum of $50. The charge for this service could be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our Administrative Office, or (iii) by any other means we make available to you.

•  Charge for returned payments.  For each payment you make in connection with your policy that is returned for insufficient funds, we reserve the right to charge a maximum of $25.

Periodic charges

On the first day of each month of the policy, charges for cost of insurance and certain other charges are deducted from your policy account value as specified below.

•  Cost of insurance charge.  A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge. The cost of insurance rates are intended, in part, to compensate us for the cost of providing insurance to you under your policy.

Assuming there have been no requested face amount increases, the monthly cost of insurance charge at the beginning of any policy month equals the cost of insurance charge rate multiplied by our amount at

More information about certain policy charges

risk at that time, divided by $1,000. Our cost of insurance charge rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status, and the policy year in which the charge is being deducted. Our amount at risk is (1) the death benefit of the base policy at the time the charge is calculated, (2) minus the policy account value at that time.

The monthly cost of insurance rate applicable to the initial base policy face amount is determined at the time the policy is issued. If we approve any subsequent increase in the base policy face amount (or an increase in target amount, resulting in a base policy face amount increase), a separate cost of insurance rate applies to each such “layer” of base policy face amount increase. The cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase, and the number of years since the increase. If there are any decreases in base policy face amount, such decreases first reduce (in reverse order) any layers of prior base policy face amount increase that then remain in force and then reduce any remaining portion of the initial base policy face amount.

In calculating our amount at risk under death benefit Option A, if more than one layer of base policy face amount is in force, we subtract the policy account value first from the oldest layer(s) in chronological order. This means that the cost of insurance charge when Option A is in effect tends to be based to a greater extent on the cost of insurance rates that are associated with the more recent layers of base policy face amount that remain in force. On the other hand, the cost of insurance charge when Option B is in effect is based on the cost of insurance rates that are associated with all layers of base policy face amount that remain in force, regardless of when each layer was created. Under both death benefit Option A and Option B, if the alternative death benefit described in “Alternative higher death benefit in certain cases” exceeds the basic Option A or Option B death benefit, the cost of insurance rate that applies to the excess will be the rate associated with the most recently-established of such layers.

Generally, the cost of insurance rate increases from one year to the next. This happens automatically because of the insured person’s increasing age.

On a guaranteed basis, we deduct between $0.03 and $83.33 per $1,000 of the amount for which we are at risk for any coverage layer under your policy from your policy account value each month (but not beyond the policy anniversary date when the insured person is attained age 100). Changes in your policy account value resulting from the performance of your investment options can affect your amount at risk, and as a result, your cost of insurance. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, our current (non-guaranteed) rates are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

The guaranteed maximum cost of insurance rates for gender neutral COIL Institutional SeriesSM policies are based on the 2017 Commissioner’s Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the 2017

Commissioner’s Standard Ordinary Male or Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Table.

Our cost of insurance rates will generally be lower (except for gender-neutral policies and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-tobacco users than tobacco users and lower for persons that have other favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies.

You may generally ask us to review the tobacco habits of any insured person in order to change the charge from tobacco user rates to non-tobacco user rates. The change, if approved, may result in lower future cost of insurance rates beginning on the effective date of the change to non-tobacco user rates.

The change will be based upon our general underwriting rules in effect at the time of application and may include criteria other than tobacco use status, as well as a definition of tobacco user different from that applicable at the time this policy was issued.

Similarly, after the first policy year, you may generally request us to review the insured person’s rating to see if they qualify for a reduction in future cost of insurance rates. Any such change will be based upon our general underwriting rules in effect at the time of application, and may include various criteria.

For more information concerning possible limitations on any changes please see “Other information” in “Tax information” earlier in this prospectus.

The change in rates, if approved, will take effect at the beginning of the policy month that coincides with or next follows the date we approve your request. This change may have adverse tax consequences.

Reduced cost of insurance rates may apply to certain policies issued for groups that satisfy our requirements which may include requirements regarding the number and policy account values of in-force policies, as well as the number and face amount of prospective policies to be issued and the first year premium for those policies.

•  Mortality and expense risk charge.  We will collect a monthly charge for mortality and expense risk. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy. Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your policy account value will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons (as a group) will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risks that the cost of issuing and administering policies will be greater than we expected. This charge is designed, in part, to compensate us for taking these risks.

We deduct a monthly charge at an annual rate of 0.25% during the first 10 policy years, 0.05% in policy years 11 and in all policy years thereafter for mortality and expense risks. We reserve the right to

More information about certain policy charges

increase or decrease these charges in the future, although they will never exceed 0.50% and 0.35%, respectively. The charge will be calculated at the beginning of each policy month as a percentage of the amount of the policy account that is then allocated to the variable investment options and the MSO, if applicable.

•  Administrative charge.  Each policy year (but not beyond the policy anniversary date when the insured person is attained age 100), we deduct $10 from your policy account value at the beginning of each policy month. We reserve the right to increase or decrease this latter amount in the future, although it will never exceed $15. In addition, we deduct between $0.15 and 0.70% (on a guaranteed maximum basis) per $1,000 of your initial base policy face amount and the initial amount of any requested base policy face amount increase at the beginning of each policy month in the first 20 policy years and any 20-year period following a face amount increase. The current monthly per $1,000 administrative charges may be lower than the maximum monthly charges, and may also vary by policy year. Any increase in the base policy face amount that results from a change from death benefit Option B to death benefit Option A will not be subject to the per $1,000 administrative charge. The administrative charge is intended, in part, to compensate us for the costs of administering the policy.

•  Loan interest spread.  We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The loan interest spread is the excess of the interest rate we charge over the interest rate we credit. The loan interest spread will not exceed 1%. We deduct this charge on each policy anniversary date or on loan termination, if earlier. For more information on how this charge is deducted, see “Borrowing from your policy” under “Accessing your money” earlier in this prospectus. As with any loan, the interest we charge on the loan is intended, in part, to compensate us for the time value of the money we are lending and the risk that you will not repay the loan.

•  Integrated term rider (ITR) charge.  If you choose this rider, we deduct an amount from your policy account value on the first day of each month while the rider is in effect. This charge is designed, in part, to compensate us for the additional insurance risk we take on in providing the rider and the administrative costs involved in administering it. This amount is between $0.03 and $83.33 per $1,000 of term insurance benefit for each term coverage layer on a guaranteed basis. For most insured persons at most ages, the current (non-guaranteed) rates for this rider are lower than the maximum rates. However, we have the ability to raise these rates up to the guaranteed maximum at any time, subject to any necessary regulatory approvals.

Assuming there have been no requested increases in target amount, the charge for coverage under the ITR at the beginning of any policy month generally equals the ITR cost of insurance rate multiplied by the amount of term insurance benefit under the ITR at that time, divided by $1,000. The ITR cost of insurance rate is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status and the policy year in which the charge is being deducted.

The ITR cost of insurance rate for the initial ITR face amount is determined at the time the policy is issued. If we subsequently approve any increase in target amount, resulting in an increase in ITR face amount, a new ITR cost of insurance rate will be calculated for each such “layer” of ITR face amount increase. The ITR cost of insurance rate for each such layer of increase is based on a number of factors, including but not limited to the insured person’s age, sex, class of risk, and tobacco user status at the time of the increase and the number of years since the increase. If there are any decreases in target amount, such decreases first reduce (in reverse order) any layers of prior ITR face amount increase that then remain in force and then reduce any remaining portion of initial ITR face amount. (If all ITR layers are eliminated, such decreases then reduce (in reverse order) any layers of base policy face amount as described above.)

In some circumstances (which are discussed earlier in this prospectus under “The Integrated Term Rider”), the term insurance benefit can be less than the ITR face amount. In that case, the ITR charge is assessed only on the term insurance benefit, which means that no ITR charge is imposed for the portion of the ITR face amount that exceeds the term insurance benefit. If more than one layer of ITR face amount is then in force, the ITR face amount that is not subject to the charge will be deemed to be attributable first to the oldest of such layer(s), in the order in which those layers were established. This means that the ITR charge tends to be based to a greater extent on the ITR cost of insurance rates that are associated with the more recent layers of ITR face amount that then remain in force.

Generally, the ITR cost of insurance rate increases from one year to the next. This happens automatically because of the insured person’s increasing age.

The following aspects of the ITR charge are similar to the cost of insurance charge: (1) generally lower charge rates for females than males, and for non-tobacco users than for tobacco users; (2) additional charge amounts for insured persons who present particular health, occupational or avocational risks; (3) your right, after policy issuance, to request a review of any circumstances that may justify reduced ITR charges for the insured person; and (4) possible reduced rates for certain groups. Accordingly, you should review the discussion of these subjects that appears above under “Cost of insurance charge.”

Choosing term coverage under this rider, if available, in lieu of coverage under the base policy can reduce your current (non-guaranteed) cost of insurance and administrative charges. Our current non-guaranteed cost of insurance rates for the ITR maybe equal to, higher, or lower than those for the base policy. The relationship may vary depending on the risk class and other individual characteristics of the insured, as well as the policy year. On the other hand, guaranteed maximum cost of insurance rates for ITR are higher than for the base policy. We reserve the right to raise the non-guaranteed cost of insurance rates for this rider at any time up to the guaranteed maximum.

Policy Continuation Charge.  There is no charge for this rider unless and until it is exercised. If this rider is exercised, there is a one-time charge. This charge is equal to the policy account value on the date this rider is exercised multiplied by the Policy Continuation Charge Rate shown in your policy. This rate is based on the age of the insured person on the date this rider is exercised and your choice of a life insurance qualification test. See “Your choice of a life insurance qualification test and limits on premium payments” under “How you can pay for and contribute to your policy” in “Risk/benefit summary: Policy

More information about certain policy charges

features and risks” earlier in your prospectus. The maximum rate for a policy with the guideline premium test is 5%. The maximum rate for a policy with the cash value accumulation test is 19.40%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the policy in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Investment Expense Reduction

We will apply an expense reduction in the calculation of the daily unit values of each variable investment option of our separate account (the “Investment Expense Reduction”). The Investment Expense Reduction for each variable investment option will be determined based upon the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio. The Net Total Annual Portfolio Operating Expense is defined as the Total Annual Portfolio Operating Expense after the application of any contractual expense limitation arrangements that are in place for more than one year.

The Investment Expense Reduction for each variable investment option will be initially determined and then annually updated, based upon the Net Total Annual Portfolio Operating Expense of each variable investment option’s corresponding Portfolio either (1) as shown in the annual Portfolio prospectuses dated on or about May 1st of each calendar year, for existing Portfolios which are effective as of that date; or (2) as shown in the initial effective Portfolio prospectuses, for new portfolios that become effective after that date, as applicable. The Investment Expense Reduction will be calculated based upon which of the three ranges (less than 0.80%, 0.80% through 1.15%, or greater than 1.15%) in the table below that the Net Total Annual Portfolio Operating Expense falls into. The ranges and formula amounts shown in the table below will not change while your policy remains in effect.

During the year, the Investment Expense Reduction will be applied daily and will be equal to the daily equivalent of the annual Investment Expense Reduction percentage that is defined in the table below. You should be aware that actual portfolio operating expenses will generally fluctuate daily, so after the application of the Investment Expense Reduction, the resulting expenses you pay may increase or decrease from one day to the next. In addition, the Investment Expense Reduction for each variable investment option is not intended to exceed the portion of the Net Total Annual Portfolio Operating Expenses of each variable investment option’s corresponding Portfolio applied as of the day each unit value is calculated.

For example, if the Net Total Annual Portfolio Operating Expense of a Portfolio is shown as 0.75% in the applicable Portfolio prospectus, then the annual Investment Expense Reduction would be calculated based upon the row of the table below that is labeled “Less than 0.80%,” and therefore the annual Investment Expense Reduction for the variable investment option investing in that Portfolio would be 0.35% (the greater of 0.15% and the excess of 0.75% over 0.40%). Furthermore, in this example, if the actual Net Total Portfolio Operating Expenses on any given day were below the daily equivalent of 0.35% annually, the Investment Expense Reduction for that day would not exceed the actual Net Total Portfolio Operating Expenses for that day.

If the Net Total Annual Portfolio Operating Expenses (before the Investment Expense Reduction) are:	Then the annual Investment Expense Reduction(**) for that variable investment option will be:
Less than 0.80%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.40%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
0.80% through 1.15%	The amount equal to the greater of 0.15% and any excess of the Net Total Annual Portfolio Operating Expense over 0.80%. However, in no event will the annual Investment Expense Reduction exceed the Net Total Annual Portfolio Operating Expenses.
Greater than 1.15%	0.15%

**	Because the expenses contained in the Trust prospectus for each Portfolio reflect annual expenses, the actual expenses incurred may be higher or lower on any given day.

More information about certain policy charges

11. More information about procedures that apply to your policy

This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.

Dates and prices at which policy events occur

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Date of receipt.  Where this prospectus refers to the day when we receive a payment, request, election, notice, transfer or any other transaction request from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate fax number if the item is a type we accept by that means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

Business day.  Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. We compute unit values for our variable investment options as of the end of each business day.

Payments you make.  The following are reflected in your policy as of the date we receive them:

•	premium payments received after the policy’s investment start date (discussed below) provided the item arrives in complete and proper form

•	loan repayments and interest payments provided the item arrives in complete and proper form

Requests you make.  The following transactions occur as of the date we receive your request:

•	withdrawals

•	tax withholding elections

•	face amount decreases that result from a withdrawal

•	changes of allocation percentages for premium payments

•	processing of refund (if you exercise your right to cancel the policy within a certain number of days)

•	surrenders

•	changes of owner

•	changes of beneficiary

•	transfers from a variable investment option to the guaranteed interest option
•	loans

•	transfers among variable investment options

•	assignments

The following transactions occur on your policy’s next monthly anniversary that coincides with or follows the date we approve your request:

•	increases in face amount or target amount

•	decreases in face amount or target amount

•	changes in death benefit option

•	restoration of lapsed policies

Automatic transfer service.  Transfers pursuant to our automatic transfer service (dollar cost averaging service) occur on the 10th day of each policy month (monthly frequency) or on the 10th day of the last month of each calendar quarter (quarterly frequency). If you request the automatic transfer service in your original policy application, the first transfer will occur as of the 10th day of the second policy month after your policy’s initial Allocation Date (monthly frequency) or the 10th day of the last month of the next calendar quarter following the Allocation Date (quarterly frequency). If you request this service at any later time, we make the first such transfer as of the 10th day of month (monthly frequency) or the 10th day of the last month of the calendar quarter (quarterly frequency) that coincides with or follows the date we receive your request. There is no charge associated with this service.

Asset rebalancing service.  If you request the asset rebalancing service, the first redistribution will be on the 10th day of the last month of the next calendar quarter. However, no rebalancing will occur before your policy’s Allocation Date. Subsequent periodic rebalancings occur on the 10th day of the last month of each calendar quarter. There is no charge associated with this service.

Delay in certain cases.  We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in “Delay of variable investment option proceeds” later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

Prices applicable to policy transactions.  If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day’s close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day’s close.

Effect of death or surrender.  You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date we receive your request for a surrender in good order.

More information about procedures that apply to your policy

Policy issuance

Register date.  When we issue a policy, we assign it a “register date,” which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy’s register date.

•

If you submit the full initial premium to your financial professional at the time you sign the application and before the policy is issued, and we issue the policy as it was applied for (or on a better risk class than applied for), then the register date will be the later of (a) the date you signed part I, section D of the policy application or (b) the date a medical or paramedical professional signed part II of the policy application.

•

In general, if we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different (less favorable) basis than you applied for, the register date initially will appear on your policy as the date the policy is issued; however, we will move the register date to the date we deliver the policy provided we received your full minimum initial premium. If your policy was delivered on the 29th, 30th or 31st of the month, we will move the register date to the 1st of the following month. In certain circumstances, even if we issue your policy on a less favorable basis, the premium amount you paid may be sufficient to cover your full minimum initial premium. In this event, we will not move the register date to the delivery date. These procedures are designed to ensure that premiums and charges will commence on the same date as your insurance coverage. We will determine the interest rate applicable to the guaranteed interest option based on the register date. This rate will be applied to funds allocated to the guaranteed interest option as of the date we receive the full minimum initial premium at our Administrative Office.

•	For Section 1035 exchanges:

•

If you submit the full initial premium to your financial professional at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a), the date you signed part I, section D of the policy application, or (b) the date a medical professional signed part II of the policy application.

•

If we do not receive your full initial premium payment at our Administrative Office before the issue date, or we issue the policy on a different (less favorable) basis than you applied for, the register date will be:

•	For Internal 1035 exchanges — your original policy will be surrendered as of the date the new policy is approved by the underwriter, and the register date of the new policy will be the same date.

•

For External 1035 exchanges — the date we receive the 1035 exchange check from the external carrier, provided it meets the minimum initial premium requirement, otherwise the register date will be the date we deliver the policy to you provided we received your full minimum initial premium.

If we received your full minimum initial premium or your policy was delivered on the 29th, 30th, or 31st of the month, we will move the register date to the 28th of the month.

We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policy owners to delay a register date (up to three months) in employer-sponsored cases.

Investment start date.  This is the business day your investment first begins to earn a return for you. The Investment Start Date is the latest of: (1) the business day we receive the minimum initial premium at our Administrative Office; (2) the Register Date of your policy; and (3) the issue date of your policy. Before this date, your initial premium will be held in a non-interest bearing account.

Commencement of insurance coverage.  You must give the full initial premium to your financial professional on or before the day the policy and all amendments are delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and all delivery requirements are completed and (2) the information in the application continues to be true and complete, without material change, as of the date the policy and all amendments are delivered to you and all delivery requirements have been completed and the full minimum initial premium is paid. If you submit the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may request and review a copy of our temporary insurance agreement for more information about the terms and conditions of that coverage.

Non-issuance.  If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

Age; age at issue.  Unless the context in this prospectus requires otherwise, we consider the insured person’s “age” during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person’s age for the first policy year (“age at issue”) is that person’s age on whichever birthday is closer to (i.e., before or after) the policy’s register date.

Ways to make premium and loan payments

Checks and money orders.  Premiums or loan payments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to “AXA Equitable Life Insurance Company.”

We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier’s check payable directly to AXA Equitable, although we must report such “cash equivalent” payments to the Internal Revenue Service under certain circumstances. Cash and travelers’ checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than AXA Equitable and endorsed over to AXA Equitable only (1) as a direct

More information about procedures that apply to your policy

payment from a qualified retirement plan or (2) if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

Assigning your policy

You may assign (transfer) your rights in a policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments, which provide new guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under “Split-dollar and other employee benefit programs” and “Estate, gift, and generation-skipping taxes” in the “Tax information” section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.

Requirements for surrender requests

Your surrender request must include the policy number, your name, your taxpayer identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms, or provide a representation that your policy is not being replaced with another life or annuity contract.

We require the signature of a corporate officer (or similar individual with signing authority) to effect a surrender request. If the signing officer is listed as an insured person, we require the co-signature of another corporate officer (or similar individual with signing authority) to effect a surrender request.

Gender-neutral policies

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of COIL Institutional SeriesSM in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex in the cost of insurance rates for COIL Institutional SeriesSM policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will generally not be greater than the comparable male rates under a gender-specific COIL Institutional SeriesSM policy.

More information about procedures that apply to your policy

12. More information about other matters

About our general account

This policy is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a policy’s account value or any guaranteed benefits with which the policy was issued. AXA Equitable is solely responsible to the policy owner for the policy’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the policy are supported by AXA Equitable’s general account and are subject to AXA Equitable’s claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular policy or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the policies in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The policy is a “covered security” under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure, with regard to the general account, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

Transfers of your account value

Transfers not implemented.  If a request cannot be fully administered, the request will not be processed and an explanation will be provided to you. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your policy is in a grace period; or (2) we receive notice of the insured person’s death. Similarly, the asset rebalancing service will terminate if either (1) or (2) occurs.

Disruptive transfer activity.  You should note that the policy is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The policy is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all policy owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the

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“affiliated trusts”), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated trusts, the “trusts”). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us policy owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a policy is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the policy owner explaining that AXA Equitable has a policy against disruptive transfer activity and that if such activity continues, certain transfer privileges may be eliminated. If and when the policy owner is identified a second time as engaged in potentially disruptive transfer activity under the policy, we currently prohibit the use of fax and automated transaction services. We currently apply such action for the remaining life of each affected policy. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all policy owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our policy owners, we will work with the unaffiliated trust to review policy owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by policy owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the policy owner.

Policy owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, policy owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some policy owners may be treated differently than others, resulting in the risk that some policy owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our variable life insurance product business. Because our variable life insurance product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy account value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate your policy account value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose policy account value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy due to cyber-attacks or information security breaches in the future, we take reasonable steps to mitigate these risks and secure our systems from such failures and attacks.

Suicide and certain misstatements

If an insured person commits suicide within certain time periods, the amount of net death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any net death benefit (and certain rider benefits), as described in the policy (or rider).

When we pay policy proceeds

General.  We will generally pay any net death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

Clearance of checks.  We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of guaranteed interest option proceeds.  We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 2% per year from the date we receive your request.

Delay of variable investment option proceeds.  We reserve the right to defer payment of any net death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary

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weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of policy owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

Delay to challenge coverage.  We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

Changes we can make

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

•	combine two or more variable investment options or withdraw assets relating to COIL Institutional SeriesSM from one investment option and put them into another;

•	end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

•	operate Separate Account FP under the direction of a “committee” or discharge such a committee at any time;

•	restrict or eliminate any voting rights or privileges of policy owners (or other persons) that affect Separate Account FP;

•

operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisors or in investment policy unless a law or regulation provides differently.

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any cash surrender value, net policy account value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with all applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

Reports we will send you

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy’s current death benefit, account value, cash surrender value, net cash surrender value, policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-947-3598 if there are any errors.

Distribution of the policies

The policies are distributed by both AXA Advisors, LLC (“AXA Advisors”) and AXA Distributors, LLC (“AXA Distributors”) (together, the “Distributors”). The Distributors serve as principal underwriters of Separate Account FP. The offering of the policies is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The policies are sold by financial professionals of AXA Advisors and its affiliates. The policies are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with AXA Distributors (“Selling broker-dealers”).

AXA Equitable pays compensation to both Distributors based on policies sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its policies, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your policy. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the policy and payments it receives for providing administrative, distribution and other

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services to the Portfolios. For information about the fees and charges under the policy, see “Risk/benefit summary: Charges and expenses you will pay” and “More information about certain policy charges” earlier in this prospectus.

As used below, the “target premium” is actuarially determined for each policy, based on that policy’s specific characteristics, as well as the policy’s face amount and Distributor, among other factors.

AXA Advisors Compensation.  AXA Equitable pays compensation to AXA Advisors based on premium payments made on the policies sold through AXA Advisors (“premium-based compensation”). The premium-based compensation will generally not exceed 99% of the premiums you pay up to one target premium in your policy’s first year; plus 8.5% of all other premiums you pay in the policy’s first year; plus 10% of the premiums you pay in the second through fourth policy years; plus 7.5% of the premiums you pay in the fifth through seventh policy years; plus 3.5% of the premiums you pay in the eighth through tenth policy years; plus 3% of all other premiums you pay in the eleventh through fifteenth policy years, and 2% thereafter. AXA Advisors, in turn, may pay a portion of the premium-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. Your AXA Advisor financial professional will receive premium-based compensation in combination with ongoing annual compensation based on a percentage of the unloaned account value of the policy sold (“asset-based compensation”). The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. When a policy is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the amount and type of compensation paid to the Selling broker-dealer’s financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described below.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their policy.

AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable policies and policies offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.  In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of premium-based compensation and/or asset-based compensation for the sale of an AXA Equitable policy than it pays for the sale of a policy or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same policy. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable policies. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable policies than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel include health and retirement benefits, expense reimbursements, marketing allowances and premium-based payments, known as “overrides.” For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable policies and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable policy over a policy or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA and other federal and state regulatory authorities, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA Distributors Compensation.  AXA Equitable pays premium-based and asset-based compensation (together “compensation”) to AXA Distributors. Premium-based compensation is paid based on AXA Equitable policies sold through AXA Distributor’s Selling broker-dealers. Asset-based compensation is paid based on the unloaned account value of policies sold through certain of AXA Distributor’s Selling broker-dealers. Premium-based compensation paid by AXA Equitable to AXA Distributors will generally not exceed 37% of the premiums you pay up to one target premium in your policy’s first year; plus 2% of any additional premiums you pay in the policy’s first year; plus 11.5% of the premiums you pay up to one target premium in the second through seventh policy years; plus 2% of any additional premiums you pay in the second through seventh policy years; plus 2.75% of the premiums you pay up to one target premium in the eighth through fifteenth policy years; plus 2% for any additional premiums you pay in the eighth through fifteenth policy years; plus 1.5% of the premiums you pay up to one target premium in the sixteenth policy year and later; plus 1% of any additional premiums you pay in the sixteenth policy year and later. In addition, there is compensation of up to 0.5%, 0.2%, 0.15% and 0.1% annually based on the unloaned policy account value in policy years 1, 2 through 10, 11 though 20, and 21 and later, respectively. AXA Distributors, in turn, pays a portion of the compensation it receives to the Selling broker-dealer making the sale. The compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer’s

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financial professional for the sale of the policy. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

These payments above also include compensation to cover operating expenses and marketing services under the terms of AXA Equitable’s distribution agreements with AXA Distributors.

Additional payments by AXA Distributors to Selling broker-dealers.  AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the policy owner. Payments may be based on ongoing sales, on the aggregate account value attributable to policies sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable policies exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2018) received additional payments. These additional payments ranged from $536.67 to $6,370,912.47. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable policies over policies and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corp.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

BBVA Securities, Inc.

Cambridge Investment Research

Capital Investment Group

Centaurus Financial, Inc.

CETERA Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services, L.P.

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

H.D. Vest Investment Securities, Inc.

Huntleigh Securities Corp.

Independent Financial Group, LLC

Infinex Investments Inc.

Investment Professionals, Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Network

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Prospera Financial Services

Questar Capital Corporation

Raymond James

RBC Capital Markets Corporation

Robert W Baird & Company

Santander Securities Corp.

SIGMA Financial Corporation

Signator Investors, Inc.

The Advisor Group (AIG)

U.S. Bank Center

UBS Financial Services, Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Wells Fargo

Legal proceedings

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policy owner’s interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect on Separate Account FP, our ability to meet our obligations under the policies, or the distribution of the policies.

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Consent to jurisdiction

The owner of this policy at the time the policy is issued, regardless of current residence, agrees that the owner shall be subject to jurisdiction over its person in any court in the United States in any litigation involving this policy. Furthermore, any subsequent transfer of ownership to an owner(s) who is not a resident of the United States will subject the owner to jurisdiction over its person in any court in the United States regarding any litigation involving this policy. By accepting ownership of this policy, an owner agrees to be subject to jurisdiction over its person in the United States. The parties to this contract agree that any action involving this contract shall be brought in any court in the United States of America in which venue is proper. The parties to this contract also agree that the law of the state in which the application for this policy is signed shall be the law applied in any dispute over the contract. This acceptance of jurisdiction of the United States by an owner shall also be binding upon any beneficiary or beneficiaries now or hereafter designated by such owner. For purposes of this provision, United States shall mean the fifty states, the District of Columbia, Puerto Rico, and the United States Virgin Islands.

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13. Financial statements of Separate Account FP and AXA Equitable

The financial statements of Separate Account FP, as well as the consolidated financial statements of AXA Equitable, are in the Statement of Additional Information (“SAI”).

The financial statements of AXA Equitable have relevance for the policies only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-800-947-3598 and requesting to speak with a customer service representative.

Financial statements of Separate Account FP and AXA Equitable

14. Personalized illustrations

Illustrations of policy benefits

Hypothetical and personalized illustrations.  Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as the face amount, death benefit option, life insurance qualification test, premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person’s characteristics; (ii) policy features you choose; (iii) actual premium payments you make; (iv) loans or withdrawals you make; and (v) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

Different kinds of illustrations.  Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2018 (or expected to be incurred in 2019, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses a simple average of all of the available underlying portfolios’ investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses based upon the aggregate assets in the Portfolios at the end of 2018. You may request a weighted illustration that computes the average of investment management fees and expenses of all portfolios. If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios. A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. A historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance. You may also request a personalized illustration of the guaranteed interest option.

The effect of the expense limitation arrangements.  The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

Currently, you are entitled to one free illustration each policy year. For each additional illustration in a policy year, we charge $25. Appendix II to this prospectus contains an arithmetic hypothetical illustration.

Personalized illustrations

Appendix I: Examples of how the Policy Continuation Rider works

Below are examples of how the Policy Continuation Rider works and how minimum benefit requirements are met. The examples detail the key components during the year that a sample policy goes on policy continuation.

Example 1: Policy with the Guideline Premium Test (GPT)

For this sample policy, the federal qualification test for life insurance is the Guideline Premium Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,651,261	$3,467,698	$1,000	$182,563	$365,126	$1,500,000
32	2	$182,563	$3,477,253	$3,467,698	$12,356	$0	$174,003	$1,500,000
32	3	$0	$3,485,829	$3,467,698	$23,748	$0	$174,572	$1,500,000
32	4	$0	$3,494,426	$3,467,698	$35,178	$0	$175,144	$1,500,000
32	5	$0	$3,503,044	$3,467,698	$46,646	$0	$175,717	$1,500,000
32	6	$0	$3,511,683	$3,467,698	$58,151	$0	$176,292	$1,500,000
32	7	$0	$3,520,344	$3,467,698	$69,694	$0	$176,870	$1,500,000
32	8	$0	$3,529,026	$3,467,698	$81,274	$0	$177,449	$1,500,000
32	9	$0	$3,537,730	$3,467,698	$92,893	$0	$178,030	$1,500,000
32	10	$0	$3,546,455	$3,467,698	$104,549	$0	$178,612	$1,500,000
32	11	$0	$3,555,201	$3,467,698	$116,244	$0	$179,197	$1,500,000
32	12	$0	$3,563,969	$3,467,698	$127,977	$0	$179,784	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,467,698 + $1,000) = $12,356

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,477,253, $3,467,698 + $12,356)] x 1.05; (b) ($3,467,698 + $12,356+ $10,000); (c) ($1,500,000)] less ($3,467,698 + $12,356). That is, [the greatest of [$3,654,057; $3,490,054; $1,500,000] - ($3,467,698 + $12,356) = $174,003

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,467,698 + $1,000 = $3,468,698) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,651,261 x 95% = $3,468,698); and

(4)

the Net Policy Account Value ($182,563) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 5%, which is the maximum rate for a policy with the Guideline Premium Test ($3,651,261 x 5% = $182,563).

I-1

Appendix I: Examples of how the Policy Continuation Rider works

Example 2: Policy with the Cash Value Accumulation Test (CVAT)

For this sample policy, the federal qualification test for life insurance is the Cash Value Accumulation Test and Death Benefit Option A is in effect. The policy was issued to a male non-smoker. The policy is not in grace period and is not now a Modified Endowment Contract, nor will it become one when the Policy Continuation Rider (PCR) is exercised.

Policy Year	Month	Guaranteed Charges	Policy Account Value(a)	Loan Balance	Accrued Loan Interest(b)	Net Policy Account Value	Net Death Benefit(c)	Policy Face Amount
32	1	$0	$3,675,691	$3,020,418	$1,000	$654,273	$2,356,118	$1,500,000
32	2	$654,273	$3,028,870	$3,020,418	$10,891	$0	$1,403,496	$1,500,000
32	3	$0	$3,036,340	$3,020,418	$20,815	$0	$1,408,091	$1,500,000
32	4	$0	$3,043,829	$3,020,418	$30,771	$0	$1,412,701	$1,500,000
32	5	$0	$3,051,335	$3,020,418	$40,760	$0	$1,417,325	$1,500,000
32	6	$0	$3,058,861	$3,020,418	$50,782	$0	$1,421,965	$1,500,000
32	7	$0	$3,066,405	$3,020,418	$60,836	$0	$1,426,621	$1,500,000
32	8	$0	$3,073,967	$3,020,418	$70,923	$0	$1,431,291	$1,500,000
32	9	$0	$3,081,549	$3,020,418	$81,043	$0	$1,435,977	$1,500,000
32	10	$0	$3,089,149	$3,020,418	$91,197	$0	$1,440,678	$1,500,000
32	11	$0	$3,096,767	$3,020,418	$101,383	$0	$1,445,394	$1,500,000
32	12	$0	$3,104,405	$3,020,418	$111,603	$0	$1,450,126	$1,500,000
(a)	The policy account value reflects a hypothetical annual crediting rate on loan collateral of 3%.
(b)

The amounts in this column reflect the Accrued Loan Interest based on a hypothetical annual rate of 4%. The maximum rate is the greater of (a) 3% or (b) the “Monthly Average Corporate” yield published in Moody’s Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. In Month 2 and all subsequent months, the amounts are calculated as follows:

The previous Accrued Loan Interest, plus the monthly loan interest rate (0.32737% which is equivalent to 4% annually), multiplied by the Loan Balance plus the previous Accrued Loan Interest. For example, the Accrued Loan Interest for Month 2 is calculated as follows: $1,000 + 0.32737% x ($3,020,418 + $1,000) = $10,891

(c)

The amounts in this column reflect the Net Death Benefit. The amounts are calculated as follows: The Death Benefit is the greatest of: (a) the Policy Account Value or the outstanding loan and accrued loan interest, whichever is greater, multiplied by a percentage shown in your policy for the insured person’s age (nearest birthday) at the beginning of each policy year, (b) the outstanding loan and accrued loan interest on the insured person’s date of death plus $10,000, or (c) the current base policy face amount. The Net Death Benefit is the Death Benefit less Loan Balance and the Accrued Loan Interest. Therefore, the Net Death Benefit for Month 2 is calculated as follows: [the greatest of: (a) [the maximum of ($3,028,870, $3,020,418 + $10,891)] x 146.3%; (b) ($3,020,418 + $10,891 + $10,000); (c) ($1,500,000)] less ($3,020,418 + $10,891). That is, [the greatest of [$4,434,805; $3,041,309; $1,500,000] – ($3,020,418 + $10,891) = $1,403,496

The policy owner may exercise the Policy Continuation Rider at the beginning of the second month of this year because the following additional conditions are also satisfied:

(1)	The policy owner is attained age 78, and the policy year is 32, meeting the minimum age (75) and duration (15 years) requirements;

(2)	the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) exceeds the current policy face amount ($1,500,000);

(3)

the loan balance and accrued loan interest ($3,020,418 + $1,000 = $3,021,418) equals or exceeds the Policy Account Value, multiplied by the applicable Policy Continuation Trigger Percentage (shown in the policy) ($3,675,691 x 80% = $2,940,553); and

(4)

the Net Policy Account Value ($654,273) is sufficient to cover the Policy Continuation Benefit Charge, which equals the Policy Account Value times the Policy Continuation Benefit Charge rate of 17.80%, which is the rate for a policy in which the insured has attained age 78 with the Cash Value Accumulation Test ($3,675,691 x 17.80% = $654,273).

After the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed (See “Effect of Policy Continuation” above). The policy, however, does not lapse and continues in force during the illustrated year and in all subsequent years. Loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

I-2

Appendix I: Examples of how the Policy Continuation Rider works

Appendix II: Hypothetical illustrations

ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, account value and cash surrender value (which assumes that your surrender would qualify for the Enhanced Amount) of the policy under certain hypothetical circumstances that we assume solely for this purpose. The Enhanced Amount is the difference between the account value and the corresponding cash surrender value. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule, life insurance qualification test, and face amount under death benefit option A and death benefit option B. The tables assume annual Planned Periodic Premiums that are paid at the beginning of each policy year for an insured person who is a 45-year-old preferred plus risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. AXA Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%.

After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below), the net annual rates of return that correspond to the three gross rates mentioned above would be (1.08)%, 4.86% and 10.79%. These net annual rates of return do not reflect the mortality and expense risk charge or the other charges we deduct from your policy’s value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

Tables are provided for each of the two death benefit options. The illustrations are based on a charge for state and local tax expenses of 1.90%, as described in “More information about certain policy charges”. The tables headed “Using Current Charges” assume that the current rates for all charges deducted by AXA Equitable will apply in each year illustrated. The tables headed “Using Guaranteed Charges” are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that (i) no loans or withdrawals are made, (ii) no decreases in coverage are requested and (iii) no change in the death benefit option is requested.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.53%, and (2) an assumed average asset charge for all other expenses of the underlying Portfolios equivalent to an effective annual rate of 0.55%. These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect Investment Expense Reductions, or expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those reductions or arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under “Illustrations of policy benefits” in “Personalized illustrations,” earlier in this prospectus.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$750,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $35,050*

Using Current Charges

Using Cash Value Accumulation Test

				Death Benefit				Account Value		Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
*

The illustrations assume that planned periodic premium are paid at the start of policy years one through seven. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$750,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option A

Initial Annual Planned Periodic Premium: $35,050*

Using Guaranteed Charges

Using Cash Value Accumulation Test

		Death Benefit					Account Value					Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:					Assuming Hypothetical Gross Annual Investment Return of:					Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross		6% Gross		12% Gross	0% Gross		6% Gross		12% Gross	0% Gross		6% Gross		12% Gross
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$	$		$		$	$		$		$	$		$		$
	$		**	$		$		**	$		$		**	$		$
	$		**	$		$		**	$		$		**	$		$
	$		**	$		$		**	$		$		**	$		$
	$		**	$		$		**	$		$		**	$		$
	$		**		**	$		**		**	$		**		**	$
	$		**		**	$		**		**	$		**		**	$
	$		**		**	$		**		**	$		**		**	$
*

The illustrations assume that planned periodic premiums are paid at the start of policy years one through seven. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$750,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $33,630*

Using Current Charges

Using Guideline Premium Test

				Death Benefit				Account Value		Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$		**	$	$		**	$	$		**	$	$
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

COIL Institutional SeriesSM

$750,000 Face Amount

Male, Issue Age 45, Preferred Plus Non-Tobacco User Underwriting Risk Class

Initial Death Benefit Option Is Option B

Initial Annual Planned Periodic Premium: $33,630*

Using Guaranteed Charges

Using Guideline Premium Test

				Death Benefit				Account Value		Net Cash Surrender Value
End Of Policy Year	Premiums Accum. At 5% Interest Per Year	Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:				Assuming Hypothetical Gross Annual Investment Return of:
		0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross	0% Gross		6% Gross	12% Gross
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$	$		$	$	$		$	$	$		$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
	$		**	$	$		**	$	$		**	$	$
*

The illustrations assume that planned periodic premiums are paid at the start of each policy year. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

**	Policy lapses unless additional payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix II: Hypothetical illustrations

Appendix III: Integrated term rider examples

The following examples describe how the ITR operates based on certain hypothetical assumptions regarding base policy face amount, ITR fact amount, death benefit election, owner classification and testing method.

Examples of how ITR operates:

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker. The base policy has a $1 million base policy face amount and $700,000 ITR face amount — giving a target amount of $1.7 million. The policy owner elects death benefit Option A and the CVAT test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $400,000 —

then the death benefit of the base policy would be the greater of the base policy face amount ($1 million) and the stated percentage of the policy account value. Since the stated percentage is 406.2% the death benefit of the base policy would be $1.6248 million ($400,000 x 4.062). The term insurance benefit would be its $500,000 ITR face amount less the excess of $1.6248 million over $1 million ($624,800). The term insurance benefit would thus be $75,200 ($700,000 – $624,800).

The total death benefit of the base policy and the ITR would be $1.7 million ($1.6248 million + $75,200), which equals the target amount.

2.	If the policy account value at the beginning of the 11th policy year is $600,000 —

then the death benefit of the base policy would be the greater of the base policy face amount ($1 million) and the stated percentage of the policy account value. Since the stated percentage is 406.2% the death benefit of the base policy would be $2.4372 million ($600,000 x 4.062). The term insurance benefit would be its $500,000 ITR face amount less the excess of $2.4372 million over $1 million ($1.4372 million) but not less than zero. The term insurance benefit would thus be zero ($700,000 – $2.4372 million).

The total death benefit of the base policy and the ITR would be $2.4372 million, which equals the alternative death benefit.

Suppose a policy in which the insured at issue is a 35 year old male, standard non-smoker. The base policy has a $1 million base policy face amount and $500,000 ITR face amount — giving a target amount of $1.5 million. The policy owner elects death benefit Option B and the guideline premium test for tax compliance.

1.	If the policy account value at the beginning of the 11th policy year is $600,000 —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($1.6 million) and the stated percentage of the policy account value. Since the stated percentage is 215% ($600,000 x 2.15 = $1.29 million), the death benefit of the base policy would remain at $1.6 million. The term insurance benefit would be its $500,000 face.

The total death benefit of the base policy and the ITR would be $2.1 million ($1.6 million + $500,000), which equals the target amount plus the policy account value.

2.	If the policy account value at the beginning of the 11th policy year is $900,000 —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($1.9 million) and the stated percentage of the policy account value. Since the stated percentage is 215% the death benefit of the base policy would be $1.935 million ($900,000 x 2.15). Then the term insurance benefit would be its $500,000 ITR face amount less the excess of $1.935 million over $1.9 million ($35,000). The term insurance benefit would be $465,000 ($500,000 – $35,000).

The total death benefit of the base policy and the ITR would be $2.4 million ($1.5 million + $900,000), which equals the target amount plus the policy account value.

3.	If the policy account value at the beginning of the 11th policy year is $1.4 million —

then the death benefit of the base policy would be the greater of the base policy face amount plus the policy account value ($2.4 million) and the stated percentage of the policy account value. Since the stated percentage is 215% the death benefit of the base policy would be $3.01 million ($1.4 million x 2.15). Then the term insurance benefit would be its $500,000 face amount less the excess of $3.01 million over $2.4 million ($610,000) but not less than zero. The term insurance benefit would be zero ($500,000 – $610,000).

The total death benefit of the base policy and the ITR would be $3.01 million, which equals the alternative death benefit.

III-1

Appendix III: Integrated term rider examples

Requesting more information

The Statement of Additional Information (“SAI”), dated             , 2019, is incorporated into this prospectus by reference and is available upon request free of charge by calling our toll free number at 1-800-947-3598 and requesting to speak with a customer service representative. You may also request one by writing to our operations center at P.O. Box 1420, Charlotte, North Carolina 28201-1420. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations by calling our toll free number at 1-800-947-3598, or asking your financial professional.

You may visit the SEC’s website at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC’s Public Reference Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC’s Public Reference Section, at 100 F Street N.E., Washington, D.C. 20549. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-551-8090.

SEC File Number: 811-04335

Statement of Additional Information

Table of Contents

Page

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

#737474

COIL Institutional SeriesSM

An individual flexible premium variable life insurance policy issued by AXA Equitable Life Insurance Company with variable investment options offered under AXA Equitable’s Separate Account FP.

Statement of Additional Information dated

             2019

This Statement of Additional Information (“SAI“) is not a prospectus. It should be read in conjunction with the COIL Institutional SeriesSM prospectus, dated              2019. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of AXA Equitable’s Separate Account FP. Separate Account FP’s predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into AXA Equitable, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of AXA Equitable’s general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative Office (AXA Equitable, P.O. Box 1420, Charlotte, North Carolina 28201-1420), by calling toll free, 1-800-947-3598, or by contacting your financial professional.

Table of Contents

Who is AXA Equitable?	2

Ways we pay policy proceeds	2

Distribution of the policies	2

Underwriting a policy	2

Insurance regulation that applies to AXA Equitable	2

Custodian	2

Independent registered public accounting firm	2

Financial statements	2

Copyright 2019 AXA Equitable Life Insurance Company, New York, New York 10104.

All rights reserved.

#737474

Who is AXA Equitable?

We are AXA Equitable Life Insurance Company (“AXA Equitable”) a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies. AXA Equitable is solely responsible for paying all amounts owed to you under your policy.

Ways we pay policy proceeds

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee’s death. Otherwise, we will pay any such amounts to the payee’s estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect.

Distribution of the policies

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and AXA Equitable. For each of the years 2018, 2017 and 2016, AXA Advisors was paid an administrative services fee of $0, $0 and $0, respectively. AXA Equitable paid AXA Advisors as the distributors of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $525,064,725 in 2018, $521,468,953 in 2017 and $542,160,541 in 2016. Of these amounts, for each of these three years, AXA Advisors retained $242,921,348, $267,653,575 and $281,641,950, respectively.

Under a distribution agreement between AXA Distributors and AXA Equitable and certain of AXA Equitable’s separate accounts, including Separate Account FP, AXA Equitable paid AXA Distributors, (or EDI, as applicable) as the distributor of certain policies, including these policies, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account FP, $466,293,494 in 2018, $480,771,028 in 2017 and $507,645,857 in 2016. Of these amounts, for each of these three years, AXA Distributors (or EDI, as applicable) retained $0, $0 and $7,262,699, respectively.

Underwriting a policy

The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations are: (i) the insured’s age; (ii) whether the insured uses tobacco or not; and (iii) the admitted medical history of the insured. Many other factors make up the overall evaluation of an individual’s assessment for insurance, but all of these items are determined through the questions asked during the application process.

We base guaranteed cost of insurance rates under the policy on the 2017 Commissioner’s Standard Ordinary Mortality Tables.

Insurance regulation that applies to AXA Equitable

We are regulated and supervised by the New York State Department of Financial Services. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

Custodian

AXA Equitable is the custodian for shares of the Trusts owned by Separate Account FP. AXA Equitable’s principal offices are located at 1290 Avenue of the Americas, New York, NY 10104.

Independent registered public accounting firm

The financial statements of the Separate Account at December 31, 2018 and for each of the two years in the period ended December 31, 2018, and the consolidated financial statements and financial statement schedules of AXA Equitable at December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the reports of                     , an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                     provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable’s Form 10-K.                      address is 300 Madison Avenue, New York, New York 10017.

Financial statements

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the policies.

2

                                    PART C

                               OTHER INFORMATION

Item 26. Exhibits

(a)      Board of Directors Resolution.

              (1)    Certified resolution re Authority to Market Variable Life
                     Insurance and Establish Separate Accounts, incorporated
                     herein by reference to Exhibit No. 1-A(1)(a)(i) to
                     Registration Statement on Form S-6, (File No. 333-17663),
                     filed on December 11, 1996.

(b)      Custodial Agreements, Not Applicable.

(c)      Underwriting Contracts.

              (1)    Broker-Dealer and General Agent Sales Agreement,
                     incorporated herein by reference to Exhibit 1-A(3)(b) to
                     Registration Statement on Form S-6, (File No. 333-17663),
                     filed on December 11, 1996.

            (c)(i)(a)Broker-Dealer and General Agent Sales Agreement dated as of March 15, 2016 between AXA Distributors, LLC, AXA
                     Advisors, LLC and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File
                     No. 2-30070) filed on April 16, 2019.

            (c)(i)(b)Life Product Amendment to Broker-Dealer and General Agent
                     Sales Agreement AMENDMENT, dated as of March 15, 2016,
                     (such date, following execution and delivery by all
                     parties, to be the "Effective Date"), by and among AXA
                     Distributors, LLC ("Distributor"), AXA Advisors, LLC
                     ("Broker-Dealer") and AXA Network, LLC ("General Agent"),
                     incorporated herein by reference to the Registration
                     Statement on Form N-6 (File No. 333-103199) filed on
                     April 19, 2019.

              (2)    Distribution and Servicing Agreement dated as of May 1,
                     1994, among EQ Financial Consultants, Inc. (now AXA
                     Advisors, LLC), Equitable and Equitable Variable
                     incorporated herein by reference to Exhibit 1-A(8) to
                     Registration Statement on Form S-6, (File No. 333-17663),
                     filed on December 11, 1996.

              (3)    Distribution Agreement dated January 1, 2000, for services by The Equitable Life Assurance Society of the United
                     States to AXA Network, LLC and its subsidiaries
                     incorporated herein by reference to Exhibit No. 1-A(10)(c)
                     to Registration Statement on Form S-6, (File
                     No. 333-17663), filed on April 19, 2001.

              (4)    Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United
                     States for itself and as depositor on behalf of the
                     Equitable Life separate accounts and Equitable
                     Distributors, Inc., incorporated herein by reference to
                     the Registration Statement filed on Form N-4 (File
                     No. 333-64749) filed on August 5, 2011.

                 (a) First Amendment dated as of January 1, 2001 to the
                     Distribution Agreement dated as of January 1, 1998 between
                     The Equitable Life Assurance Society of the United States
                     for itself and as depositor on behalf of the Equitable
                     Life separate accounts and Equitable Distributors, Inc.,
                     incorporated herein by reference to the Registration
                     Statement filed on Form N-4 (File No. 333-127445) filed on
                     August 11, 2005.

                 (b) Second Amendment dated as of January 1, 2012 to the
                     Distribution Agreement dated as of January 1, 1998 between
                     AXA Equitable Life Insurance Company and AXA Distributors,
                     LLC, incorporated herein by reference to the Registration
                     Statement filed on Form N-4 (File No. 333-05593) filed on
                     April 24, 2012.

                 (c) Third Amendment dated as of November 1, 2014 to the
                     Distribution Agreement dated as of January 1, 1998 between
                     AXA Equitable Life Insurance Company and AXA Distributors,
                     LLC, incorporated herein by reference to the Registration
                     Statement filed on Form N-4 (File No. 2-30070) filed on
                     April 19, 2016.

                 (d) Fourth Amendment dated as of August 1, 2015 to the
                     Distribution Agreement dated as of January 1, 1998 between
                     AXA Equitable Life Insurance Company and AXA Distributors,
                     LLC, incorporated herein by reference to Registration
                     Statement on Form N-4 (File No. 2-30070) filed on
                     April 16, 2019.

              (5)    Transition Agreement dated January 1, 2000, for services
                     by AXA Network, LLC and its subsidiaries to The Equitable
                     Life Assurance Society of the United States incorporated
                     herein by reference to Exhibit No. 1-A(10)(d) to
                     Registration Statement on Form S-6, (File No. 333-17663),
                     filed on April 19, 2001.

              (6)    General Agent Sales Agreement dated January 1, 2000
                     between The Equitable Life Assurance Society of the United
                     States and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to Exhibit 3(h) to the
                     Registration Statement on Form N-4, (File No. 2-30070),
                     filed April 19, 2004.

               (a)(i)First Amendment dated as of January 1, 2003 to General
                     Agent Sales Agreement dated January 1, 2000 between The
                     Equitable Life Assurance Society of the United States and
                     AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4,
                     (File No. 333-05593), filed April 24, 2012.

              (a)(ii)Second Amendment dated as of January 1, 2004 to General
                     Agent Sales Agreement dated January 1, 2000 between The
                     Equitable Life Assurance Society of the United States and
                     AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4, (File
                     No. 333-05593), filed April 24, 2012.

             (a)(iii)Third Amendment dated as of July 19, 2004 to General Agent
                     Sales Agreement dated as of January 1, 2000 by and between
                     The Equitable Life Assurance Society of the United States
                     and AXA Network, LLC and its subsidiaries incorporated
                     herein by reference to Exhibit 3(k) to the Registration
                     Statement on Form N-4 (File No. 333-127445), filed on
                     August 11, 2005.

                                      C-1

              (a)(iv)Fourth Amendment dated as of November 1, 2004 to General
                     Agent Sales Agreement dated as of January 1, 2000 by and
                     between The Equitable Life Assurance Society of the United
                     States and AXA Network, LLC and its subsidiaries
                     incorporated herein by reference to Exhibit 3(l) to the
                     Registration Statement on Form N-4 (File No. 333-127445),
                     filed on August 11, 2005.

               (a)(v)Fifth Amendment dated as of November 1, 2006, to General
                     Agent Sales Agreement dated as of January 1, 2000 by and
                     between The Equitable Life Assurance Society of the United
                     States and AXA Network, LLC and its subsidiaries
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

              (a)(vi)Sixth Amendment dated as of February 15, 2008, to General
                     Agent Sales Agreement dated as of January 1, 2000 by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on
                      April 24, 2012.

             (a)(vii)Seventh Amendment dated as of February 15, 2008, to
                     General Agent Sales Agreement dated as of January 1, 2000
                     by and between AXA Equitable Life Insurance Company
                     (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its
                     subsidiaries, incorporated herein by reference to
                     Registration Statement on Form N-4 (File No. 2-30070) to
                     Exhibit 3(r), filed on April 20, 2009.

            (a)(viii)Eighth Amendment dated as of November 1, 2008, to General
                     Agent Sales Agreement dated as of January 1, 2000 by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on
                     April 20, 2009.

              (a)(ix)Ninth Amendment dated as of November 1, 2011 to General
                     Agent Sales Agreement dated as of January 1, 2000 by and
                     between AXA Life Insurance Company (formerly known as The
                     Equitable Life Assurance Society of the United States) and
                     AXA Network, LLC and its subsidiaries incorporated herein
                     by reference to the Registration Statement filed on Form
                     N-4 (File No. 333-05593) filed on April 24, 2012.

               (a)(x)Tenth Amendment dated as of November 1, 2013 to General
                     Agent Sales Agreement dated as of January 1, 2000, by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to the Registration
                     Statement on Form N-4 (File No. 333-178750), filed on
                     October 10, 2014.

              (a)(xi)Eleventh Amendment dated as of November 1, 2013 to General
                     Agent Sales Agreement dated as of January 1, 2000, by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to the Registration
                     Statement on Form N-4 (File No. 333-178750), filed on
                     October 10, 2014.

             (a)(xii)Twelfth Amendment dated as of November 1, 2013 to General
                     Agent Sales Agreement dated as of January 1, 2000, by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to the Registration
                     Statement on Form N-4 (File No. 333-178750), filed on
                     October 10, 2014.

        (c)(vi)(xiii)Thirteenth Amendment dated as of October 1, 2014 to
                     General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company
                     (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its
                     subsidiaries, incorporated herein by reference to the
                     Registration Statement on Form N-4 (File No. 333-202147),
                     filed on September 9, 2015.

         (c)(vi)(xiv)Fourteenth Amendment dated as of August 1, 2015 to General
                     Agent Sales Agreement dated as of January 1, 2000, by and
                     between AXA Equitable Life Insurance Company (formerly
                     known as The Equitable Life Assurance Society of the
                     United States) and AXA Network, LLC and its subsidiaries,
                     incorporated herein by reference to this Registration
                     Statement on Form N-4 (File No. 2-30070), filed on
                     April 19, 2016.

          (c)(vi)(xv)Sixteenth Amendment dated May 1, 2016 to the General Agent
                     Sales Agreement dated as of January 1, 2000 by and between
                     AXA Equitable Life Insurance Company, (formerly known as
                     The Equitable Life Assurance Society of the United States)
                     and AXA Network, LLC, incorporated herein by reference to
                     Registration Statement on Form N-4 (File No. 2-30070)
                     filed on April 18, 2017.

         (c)(vi)(xvi)Seventeenth Amendment to General Agent Sales Agreement,
                     dated as of August 1, 2016, by and between AXA Equitable
                     Life Insurance Company, formerly known as The Equitable
                     Life Assurance Society of the United States, ("AXA
                     Equitable"), and AXA NETWORK, LLC, ("General Agent") ")
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

        (c)(vi)(xvii)Eighteenth Amendment to General Agent Sales Agreement, dated as of March 1 2017, by and between AXA Equitable
                     Life Insurance Company, formerly known as The Equitable
                     Life Assurance Society of the United States, ("AXA
                     Equitable"), and AXA NETWORK, LLC ("General Agent")
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 17, 2018.

(d)      Contracts. (Including Riders and Endorsements)

                                      C-2

              (1)    Flexible Premium Variable Adjustable Life Insurance Policy
                     (ICC19-19-100), filed herewith.

              (2)    Integrated Term Insurance Rider (ICC19-ITR), filed
                     herewith).

              (3)    Form of Policy Continuation Rider (ICC12-R12-30),
                     previously filed with this Registration Statement (File
                     No. 333-132200) on August 31, 2012.

              (4)    Variable Indexed Option Rider (ICC12-R12-15), previously
                     filed with this Registration Statement (File
                     No. 333-132200) on April 25, 2013.

              (5)    Form of Endorsement applicable to Guaranteed Interest
                     Account (GIA) Limitation (ICC13-S.13-10), incorporated
                     herein by reference to Exhibit 26(d)(q) to Registration
                     Statement on Form N-6, File No. 333-103199, filed on
                     April 25, 2014.

(e)      Applications.

              (1)    Form of Section B-Flexible Premium Universal Life
                     Insurance Application (AXA-COIL-2012), previously filed
                     with this Registration Statement (File No. 333-132200) on
                     April 25, 2013.

              (2)    Application (ICC15-AXA-Life) incorporated herein by
                     reference to Exhibit 26(e)(ii) to Registration Statement
                     on Form N-6, File No. 333-229235, filed on April 19, 2019.

              (3)    Application (ICC12-AXA-GI) (06.19) incorporated herein by
                     reference to Exhibit 26(e)(v) to Registration Statement on
                     Form N-6, File No. 333-229235, filed on April 19, 2019.

(f)      Depositor's Certificate of Incorporation and By-Laws.

              (1)    Restated Charter of AXA Equitable, as amended August 31,
                     2010, incorporated herein by reference to Registration
                     Statement to Form N-4 (File No. 333-05593), filed on
                     April 24, 2012.

                                      C-3

              (2)    By-Laws of AXA Equitable, as amended September 7, 2004,
                     incorporated herein by reference to Exhibit No. 6.(c) to
                     Registration Statement on Form N-4, (File No. 333-05593),
                     filed on April 20, 2006.

(g)      Reinsurance Contracts.

(h)      Participation Agreements.

              (l)    Form of Reinsurance Agreement between Reinsurance Company
                     and the Equitable Life Assurance Society of the United
                     States incorporated herein by reference to Exhibit
                     No. 26.(g) to Registration Statement on Form N-6, (File
                     No. 333-103199), filed on April 4, 2003.

              (1)(a) Amended and Restated Participation Agreement among EQ
                     Advisors Trust, AXA Equitable Life Insurance Company ("AXA
                     Equitable"), AXA Distributors, LLC and AXA Advisors dated
                     July 15, 2002 is incorporated herein by reference to
                     Post-Effective Amendment No. 25 to the EQ Advisor's Trust
                     Registration Statement on Form N-1A (File No. 333-17217
                     and 811-07953), filed on February 7, 2003.

               (a)(i)Amendment No. 1, dated May 2, 2003, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 28 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on February 10, 2004.

              (a)(ii)Amendment No. 2, dated July 9, 2004, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 35 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on October 15, 2004.

             (a)(iii)Amendment No. 3, dated October 1, 2004, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 35 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on October 15, 2004.

              (a)(iv)Amendment No. 4, dated May 1, 2005, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 37 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on April 7, 2005.

               (a)(v)Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors
                     Trust, AXA Equitable, AXA Distributors, LLC and AXA
                     Advisors dated July 15, 2002 incorporated herein by
                     reference to Post-Effective Amendment No. 44 To the EQ
                     Advisor's Trust Registration Statement (File No.
                     333-17217) on Form N-1A filed on April 5, 2006.

              (a)(vi)Amendment No. 6, dated August 1, 2006, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 51 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on February 2, 2007.

             (a)(vii)Amendment No. 7, dated May 1, 2007, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 53 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on April 27, 2007.

            (a)(viii)Amendment No. 8, dated January 1, 2008, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 56 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on December 27, 2007.

              (a)(ix)Amendment No. 9, dated May 1, 2008, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 61 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on February 13, 2009.

               (a)(x)Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors
                     Trust, AXA Equitable, AXA Distributors, LLC and AXA
                     Advisors dated July 15, 2002 incorporated herein by
                     reference to Post-Effective Amendment No. 64 To the EQ
                     Advisor's Trust Registration Statement (File No.
                     333-17217) on Form N-1A filed on March 16, 2009.

              (a)(xi)Amendment No. 11, dated May 1, 2009, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference to
                     Post-Effective Amendment No. 67 To the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on April 15, 2009.

             (a)(xii)Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors
                     Trust, AXA Equitable, AXA Distributors, LLC and AXA
                     Advisors dated July 15, 2002 incorporated herein by
                     reference to Post-Effective Amendment No. 70 To the EQ
                     Advisor's Trust Registration Statement (File No.
                     333-17217) on Form N-1A filed on January 21, 2010.

            (a)(xiii)Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors
                     Trust, AXA Equitable, AXA Distributors, LLC and AXA
                     Advisors dated July 15, 2002 incorporated herein by
                     reference to Post-Effective Amendment No. 77 To the EQ
                     Advisor's Trust Registration Statement (File No.
                     333-17217) on Form N-1A filed on February 3, 2011.

             (a)(xiv)Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors
                     Trust, AXA Equitable, AXA Distributors, LLC and AXA
                     Advisors dated July 15, 2002 incorporated herein by
                     reference to Post-Effective Amendment No. 77 To the EQ
                     Advisor's Trust Registration Statement (File No.
                     333-17217) on Form N-1A filed on February 3, 2011.

              (a)(xv)Amendment No. 15, dated June 7, 2011, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable, AXA Distributors, LLC and AXA Advisors
                     dated July 15, 2002 incorporated herein by reference
                     and/or previously filed with Post-Effective Amendment No.
                     84 To the EQ Advisor's Trust Registration Statement (File
                     No. 333-17217) on Form N-1A filed on August 17, 2011.

             (a)(xvi)Amendment No. 16, dated April 30, 2012, to the Amended and
                     Restated Participation Agreement among EQ Advisors Trust,
                     AXA Equitable and AXA Distributors, LLC, dated
                     July 15,2002 incorporated herein by reference to
                     Post-Effective Amendment No. 96 to the EQ Advisor's Trust
                     Registration Statement (File No. 333-17217) on Form N-1A
                     filed on February 7, 2012.

              (1)(b) Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors,
                     LLC, dated May 23, 2012, incorporated herein by reference
                     to EQ Advisors Trust Registration Statement on Form N-1A
                     (File No. 333-17217) filed on July 22, 2013.

               (b)(i)Amendment No. 1 dated as of June 4, 2013 to the Second
                     Amended and Restated Participation Agreement among the
                     Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC,
                     dated May 23, 2012, incorporated herein by reference to EQ
                     Advisors Trust Registration Statement on Form N-1A (File
                     No. 333-17217) filed on October 1, 2013.

              (b)(ii)Amendment No. 2 dated as of October 21, 2013 to the Second
                     Amended and Restated Participation Agreement among the
                     Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC,
                     dated May 23, 2012, incorporated herein by reference to EQ
                     Advisors Trust Registration Statement on Form N-1A (File
                     No. 333-17217) filed on October 1, 2013.

             (b)(iii)Amendment No. 3, dated as of April 4, 2014 ("Amendment
                     No. 3"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217) filed on April 30, 2014.

              (b)(iv)Amendment No. 4, dated as of June 1, 2014 ("Amendment
                     No. 4"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217) filed on April 30, 2014.

               (b)(v)Amendment No. 5, dated as of July 16, 2014 ("Amendment
                     No. 5"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217) filed on February 5, 2015.

              (b)(vi)Amendment No. 6, dated as of April 30, 2015 ("Amendment
                     No. 6"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217) filed on April 16, 2015.

               (b)(v)Amendment No. 7, dated as of December 21, 2015 ("Amendment
                     No. 7"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties") incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form 485 (a) (File No. 333-17217) filed on February 11,
                     2016.

              (b)(vi)Amendment No. 8, dated as of December 9, 2016 ("Amendment
                     No. 8"), to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties") incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form 485 (a) (File No. 333-17217) filed on January 31,
                     2017.

             (b)(vii)Amendment No. 9 dated as of May 1, 2017 ("Amendment
                     No. 9") to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement") by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217), filed on April 28, 2017.

            (b)(viii)Amendment No. 10 dated as of November 1, 2017 ("Amendment
                     No. 10") to the Second Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement") by and among EQ Advisors Trust ("Trust"),
                     AXA Equitable Life Insurance Company, AXA Equitable Funds
                     Management Group, LLC and AXA Distributors, LLC
                     (collectively, the "Parties"), incorporated herein by
                     reference to EQ Advisors Trust Registration Statement on
                     Form N-1A (File No. 333-17217), filed on October 27, 2017.

              (a)(xi)Amendment No. 11 dated as of July 12, 2018 to the Second
                     Amended and Restated Participation Agreement among EQ
                     Advisor Trust, AXA Equitable Life Insurance Company, AXA
                     Equitable Funds Management Group, LLC and AXA Distributors
                     dated May 23, 2012, incorporated herein by reference to
                     Registration Statement on Form N-1a (File No. 333-17217)
                     filed on July 31, 2018.

              (2)(a) Participation Agreement among AXA Premier VIP Trust, AXA
                     Equitable, AXA Advisors, AXA Distributors, LLC and EDI
                     dated as of December 3, 2001 incorporated herein by
                     reference to and/or previously filed with Pre-Effective
                     Amendment No. 1 to AXA Premier VIP Trust Registration
                     Statement (File No. 333-70754) on Form N-1A filed on
                     December 10, 2001.

               (a)(i)Amendment No. 1, dated as of August 1, 2003 to the
                     Participation Agreement among AXA Premier VIP Trust, AXA
                     Equitable, AXA Advisors, AXA Distributors, LLC and EDI
                     dated as of December 3, 2001 incorporated herein by
                     reference to Post-Effective Amendment No. 6 to AXA Premier
                     VIP Trust Registration Statement (File No. 333-70754) on
                     Form N-1A filed on February 25, 2004.

              (a)(ii)Amendment No. 2, dated as of May 1, 2006 to the
                     Participation Agreement among AXA Premier VIP Trust, AXA
                     Equitable, AXA Advisors, AXA Distributors, LLC and EDI
                     dated as of December 3, 2001 incorporated herein by
                     reference to Post-Effective Amendment No. 16 to AXA
                     Premier VIP Trust Registration Statement (File No.
                     333-70754) on Form N-1A filed on June 1, 2006.

             (a)(iii)Amendment No. 3, dated as of May 25, 2007 to the
                     Participation Agreement among AXA Premier VIP Trust, AXA
                     Equitable, AXA Advisors, AXA Distributors, LLC and EDI
                     dated as of December 3, 2001 incorporated herein by
                     reference to Post-Effective Amendment No. 20 to AXA
                     Premier VIP Trust Registration Statement (File No.
                     333-70754) on Form N-1A filed on February 5, 2008.

              (2)(b) Amended and Restated Participation Agreement among the
                     Registrant, AXA Equitable, FMG LLC and AXA Distributors,
                     LLC, dated as of May 23, 2012, incorporated herein by
                     reference to AXA Premier VIP Trust Registration Statement
                     on Form N-1/A (File No. 333-70754) filed on July 22, 2013.

               (b)(i)Amendment No. 1 dated as of October 21, 2013, to the
                     Amended and Restated Participation Agreement among the
                     Registrant, AXA Equitable, FMG LLC and AXA Distributors,
                     LLC, dated as of May 23, 2012, incorporated herein by
                     reference to AXA Premier VIP Trust Registration Statement
                     on Form N-1/A (File No. 333-70754) filed on
                     October 2, 2013.

              (b)(ii)Amendment No. 2, dated as of April 18, 2014 ("Amendment
                     No. 2") to the Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement") by and among AXA Premier VIP Trust
                     ("Trust"), AXA Equitable Life Insurance Company, AXA
                     Equitable Funds Management Group, LLC and AXA
                     Distributors, LLC (collectively, the "Parties"),
                     incorporated herein by reference to AXA Premier VIP Trust
                     Registration Statement on Form N-1/A (File No. 333-70754)
                     filed on January 12, 2015.

             (b)(iii)Amendment No. 3, dated as of July 8, 2014 ("Amendment No.
                     3") to the Amended and Restated Participation Agreement,
                     dated as of May 23, 2012, as amended ("Agreement") by and
                     among AXA Premier VIP Trust ("Trust"), AXA Equitable Life
                     Insurance Company, AXA Equitable Funds Management Group,
                     LLC and AXA Distributors, LLC (collectively, the
                     "Parties"), incorporated herein by reference to AXA
                     Premier VIP Trust Registration Statement on Form N-1/A
                     (File No. 333-70754) filed on January 12, 2015.

              (b)(iv)Amendment No. 4, dated as of December 10, 2014 ("Amendment
                     No. 4"), to the Amended and Restated Participation
                     Agreement, dated as of May 23, 2012, as amended
                     ("Agreement"), by and among AXA Premier VIP Trust
                     ("Trust"), AXA Equitable Life Insurance Company, AXA
                     Equitable Funds Management Group, LLC and AXA
                     Distributors, LLC (collectively, the "Parties"),
                     incorporated herein by reference to AXA Premier VIP Trust
                     Registration Statement on Form N-1/A (File No. 333-70754)
                     filed on January 12, 2015.

               (b)(v)Amendment No. 5, dated as of September 26, 2015
                     ("Amendment No. 5"), to the Amended and Restated
                     Participation Agreement, dated as of May 23, 2012, as
                     amended ("Agreement"), by and among AXA Premier VIP Trust
                     ("Trust"), AXA Equitable Life Insurance Company, AXA
                     Equitable Funds Management Group, LLC and AXA
                     Distributors, LLC (collectively, the "Parties")
                     incorporated herein by reference to AXA Premier VIP Trust
                     Registration Statement on Form 485 (b) (File No.
                     333-70754) filed on April 26, 2016.

                                      C-4

              (3)(a) Participation Agreement by and Among AIM Variable
                     Insurance Funds, A I M Distributors, Inc., AXA Equitable
                     Life Insurance Company, on Behalf of itself and its
                     Separate Accounts, AXA Advisors, LLC, and AXA
                     Distributors, LLC, dated July 1, 2005, incorporated by
                     reference to the Registration Statement on Form N-4 (File
                     No. 333-160951) filed on November 16, 2009.

               (a)(i)Amendment No. 1 effective October 15, 2009 among AIM
                     Variable Insurance Funds, AIM Distributors, Inc., AXA
                     Equitable Life Insurance Company, on behalf of its
                     Separate Accounts, AXA Advisors, LLC and AXA Distributors,
                     LLC, incorporated herein by reference to Registration
                     Statement on Form N-4 (File No. 2-30070) filed on
                     April 24, 2012.

              (a)(ii)Amendment No. 2, dated as of April 19, 2010, to the
                     Participation Agreement dated as of July 1, 2005, by and
                     among AIM Variable Insurance Funds, Invesco Aim
                     Distributors, Inc., AXA Equitable Life Insurance Company,
                     on behalf of itself and each of its segregated asset
                     accounts, and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

             (a)(iii)Amendment No. 3, dated as of April 19, 2010, to the
                     Participation Agreement dated as of July 1, 2005, by and
                     among AIM Variable Insurance Funds, Invesco Aim
                     Distributors, Inc., AXA Equitable Life Insurance Company,
                     on behalf of itself and each of its segregated asset
                     accounts; and AXA Advisors, LLC and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 21, 2015.

              (a)(iv)Amendment No. 4, effective May 1, 2012, to the
                     Participation Agreement dated July 1, 2005, among AIM
                     Variable Insurance Funds, Invesco Distributors, Inc., AXA
                     Equitable Life Insurance Company, on behalf of itself and
                     each of its segregated asset accounts; AXA Advisors, LLC
                     and AXA Distributors, LLC, incorporated herein by
                     reference to Registration Statement on Form N-4 (File No.
                     333-178750) filed on April 25, 2012.

               (a)(v)Amendment No. 5, dated as of October 1, 2014, to the
                     Participation Agreement dated July 1, 2005, by and among
                     AIM Variable Insurance Funds Invesco Distributors, Inc.,
                     AXA Equitable Life Insurance Company, a New York life
                     insurance company, on behalf of itself and each of its
                     segregated asset accounts; and AXA Advisors, LLC and AXA
                     Distributors, LLC, incorporated herein by reference to
                     Registration Statement on Form N-4 (File No. 333-202149)
                     filed on February 18, 2015.

              (4)(a) Fund Participation Agreement among AXA Equitable Life
                     Insurance Company, American Century Investment Management,
                     Inc., and American Century Investment Services, Inc.,
                     incorporated by reference to the Registration Statement on
                     Form N-4 (File No. 333-153809) filed on July 8, 2011.

              (5)(a) Participation Agreement among AXA Equitable Life Insurance
                     Company, BlackRock Variable Series Funds, Inc., BlackRock
                     Advisors, LLC, and Black Rock Investments, LLC, dated
                     October 16, 2009, incorporated by reference to the
                     Registration Statement on Form N-4 (File No. 333-178750)
                     filed on December 23, 2011.

               (a)(i)Amendment No. 3, effective May 1, 2012 to the
                     Participation Agreement dated October 16, 2009 among AXA
                     Equitable Life Insurance Company, MONY Life Insurance
                     Company, MONY Life Insurance Company of America, BlackRock
                     Variable Series Funds, Inc., BlackRock Advisors, LLC and
                     BlackRock Investments, LLC, previously filed with this
                     Registration Statement (File No. 333-178750) on
                     April 25, 2012.

              (a)(ii)Amendment No. 4, effective August 27, 2013 to the
                     Participation Agreement dated October 16, 2009 among AXA
                     Equitable Life Insurance Company, MONY Life Insurance
                     Company of America, BlackRock Variable Series Funds, Inc.,
                     BlackRock Advisors, LLC and BlackRock Investments, LLC,
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

             (a)(iii)Amendment No. 5, executed as of September 1, 2014 and effective as of October 1, 2014 to the Fund Participation
                     Agreement dated October 16, 2009, as amended, by and among
                     AXA Equitable Life Insurance Company, MONY Life Insurance
                     Company of America, BlackRock Variable Series Funds, Inc.,
                     BlackRock Advisors, LLC and BlackRock Investments, LLC,
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on
                     October 16, 2014.

              (a)(iv)Amendment No. 6, effective as of September 17, 2018 to the
                     Fund Participation Agreement dated October 16, 2009, as
                     amended, by and among AXA Equitable Life Insurance
                     Company, MONY Life Insurance Company of America, BlackRock
                     Variable Series Funds, Inc., BlackRock Advisors, LLC and
                     BlackRock Investments, LLC, incorporated herein by
                     reference to Registration Statement on Form N-4 (File
                     No. 333-182796) filed on April 17, 2019.

              (6)(a) Participation Agreement as of July 1, 2005 Franklin
                     Templeton Variable Insurance Products Trust,
                     Franklin/Templeton Distributors, Inc., AXA Equitable Life
                     Insurance Company, AXA Advisors, LLC, and AXA
                     Distributors, LLC, incorporated by reference to the
                     Registration Statement on Form N-4 (File No. 333-160951)
                     filed on November 16, 2009.

               (a)(i)Amendment No. 3 effective as of May 1, 2010 to
                     Participation Agreement as of July 1, 2005 by and among
                     Franklin Templeton Variable Insurance Products Trust,
                     Franklin/Templeton Distributors, Inc., AXA Equitable Life
                     Insurance Company, AXA Advisors LLC and AXA Distributors,
                     LLC, incorporated herein by reference to the Registration
                     Statement filed on Form N-4 (File No. 333-130988) filed on
                     April 24, 2012.

              (7)(a) Fund Participation Agreement among AXA Equitable Life
                     Insurance Company, Ivy Funds Variable Insurance Portfolios
                     and Waddell & Reed, Inc., incorporated by reference to the
                     Registration Statement on Form N-4 (File No. 333-178750)
                     filed on December 23, 2011.

               (a)(i)Amendment No. 1 dated April 1, 2010 to the Participation
                     Agreement dated October 23, 2009 among Waddell & Reed,
                     Inc., Ivy Funds Variable Insurance Portfolios and AXA
                     Equitable Life Insurance Company incorporated herein by
                     reference to Registration Statement on Form N-4 (File No.
                     2-30070) filed on April 18, 2017.

              (a)(ii)Amendment No. 2 dated May 1, 2012 to the Participation
                     Agreement dated October 23, 2009 among Waddell & Reed,
                     Inc., Ivy Funds Variable Insurance Portfolios, MONY Life
                     Insurance Company, MONY Life Insurance Company of America
                     and AXA Equitable Life Insurance Company hereby
                     incorporated by reference to Registration Statement on
                     Form N-4 (File No. 333-178750) filed on April 25, 2012.

             (a)(iii)Amendment No. 3 dated September 5, 2013 to the
                     Participation Agreement dated October 23, 2009 among
                     Waddell & Reed, Inc., Ivy Funds Variable Insurance
                     Portfolios, MONY Life Insurance Company, MONY Life
                     Insurance Company of America and AXA Equitable Life
                     Insurance Company hereby incorporated by reference to
                     Registration Statement on Form N-4 (File No. 2-30070)
                     filed on April 18, 2017.

              (a)(iv)Amendment No. 4 dated October 14, 2013 to the
                     Participation Agreement dated October 23, 2009 among
                     Waddell & Reed, Inc., Ivy Funds Variable Insurance
                     Portfolios, AXA Equitable Life Insurance Company and MONY
                     Life Insurance Company of America hereby incorporated by
                     reference to Registration Statement on Form N-4
                     (File No. 2-30070) filed on April 18, 2017.

               (a)(v)Amendment No. 5 dated October 1, 2016 to the Participation
                     Agreement dated October 23, 2009 among Waddell & Reed,
                     Inc., Ivy Funds Variable Insurance Portfolios, AXA
                     Equitable Life Insurance Company and MONY Life Insurance
                     Company of America hereby incorporated by reference to
                     Registration Statement on Form N-4 (File No. 2-30070)
                     filed on April 18, 2017.

              (a)(vi)Amendment No. 6 dated April 28, 2017 to the Participation
                     Agreement dated October 23, 2009 among Ivy Distributors,
                     Inc., Ivy Variable Insurance Portfolios, AXA Equitable
                     Life Insurance Company and MONY Life Insurance Company of
                     America, hereby incorporated by reference to Registration
                     Statement on Form N-4 (File No. 2-30070) filed on
                     April 16, 2019.

              (8)(a) Fund Participation Agreement among AXA Equitable Life
                     Insurance Company, Lazard Retirement Series, Inc., and
                     Lazard Asset Management Securities LLC, incorporated by
                     reference to the Registration Statement on Form N-4 (File
                     No. 333-178750) filed on December 23, 2011.

              (9)(a) Participation Agreement among MFS Variable Insurance
                     Trust, Equitable Life Assurance Society of the United
                     States, and Massachusetts Financial Service Company, dated
                     July 18, 2002, incorporated by reference to the
                     Registration Statement on Form N-4 (File No. 333-160951)
                     filed on November 16, 2009.

              (10)(a)Participation Agreement among T.Rowe Price Equity Series,
                     Inc., T.Rowe Price Investment Services, Inc. and AXA
                     Equitable Life Insurance Company, dated July 20, 2005,
                     incorporated by reference to the Registration Statement on
                     Form N-4 (File No. 333-160951) filed on November 16, 2009.

              (11)(a)Participation Agreement among MONY Life Insurance Company,
                     PIMCO Variable Insurance Trust and PIMCO Funds
                     Distributions LLC, dated December 1, 2001, incorporated by reference to the Registration Statement on Form N-4 (File
                     No. 333-160951) filed on November 16, 2009.

               (a)(i)Third Amendment dated October 20, 2009 to the
                     Participation Agreement, (the "Agreement") dated
                     December 1, 2001 by and among MONY Life Insurance Company,
                     PIMCO Variable Insurance Trust, and PIMCO Funds
                     Distributions LLC (collectively, the "Parties") adding AXA
                     Equitable Insurance Company as a Party to the Agreement
                     incorporated by reference to the Registration Statement on
                     Form N-4 (File No. 333-178750) filed on December 23, 2011.

              (12)(a)Participation and Service Agreement among AXA Equitable
                     Life Insurance Company and American Funds Distributors,
                     Inc., American Funds Service Company, Capital Research and
                     Management Company and the American Funds Insurance Series
                     (collectively the "Funds"), dated January 2, 2013,
                     incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

                                      C-5

(i)      Administration Contracts. See (c)(ii), (iii) & (iv).

(j)      Other Material Contracts. Not Applicable.

(k)      Legal Opinion.

              (1)    Opinion and Consent of Shane Daly, Vice President and
                     Associate General Counsel of AXA Equitable, filed herewith.

(l)      Actuarial Opinion.

              (1)    Opinion and Consent of Brian Lessing, FSA, MAAA, Senior
                     Director - Actuarial of AXA Equitable, to be filed by
                     Amendment.

(m)      Calculation.

              (1)    Sample Calculation for Illustrations, to be filed by
                     Amendment.

(n)      Other Opinions.

              (1)    Consent of independent registered public accounting firm,
                     to be filed by Amendment.

              (2)    Powers of Attorney, filed herewith.

(o)      Omitted Financial Statements. Not applicable.

(p)      Initial Capital Agreements. Not applicable.

(q)      Redeemability Exemption.

              (1)    Description of Equitable's Issuance, Transfer and
                     Redemption Procedures for Flexible Premium Policies
                     pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment
                     Company Act of 1940, to be filed by Amendment.

--------
+ State Variations not included

                                      C-6

Item 27. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA
         Equitable.

NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH
BUSINESS ADDRESS               AXA EQUITABLE
------------------             --------------------------
DIRECTORS

Thomas Burberl                 Director
AXA
25, Avenue Matignon
75008 Paris, France

Gerald Harlin                  Director
AXA
21, Avenue Matignon
75008 Paris, France

Daniel G. Kaye                 Director
767 Quail Run
Inverness, IL 60067

Kristi A. Matus                Director
380 Beacon Street, #2
Boston, MA 02116

Ramon de Oliveira              Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Bertram L. Scott               Director
Novant Health, Inc.
108 Providence Road
Charlotte, NC 28207

George Stansfield              Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill         Director
Founding Partner
Green & Blue Advisors
285 Central Park West
New York, New York 10024

                                      C-7

OFFICER-DIRECTOR

*Mark Pearson                  Chairman of the Board,
                               Chief Executive Officer and Director

OTHER OFFICERS

*Nicholas B. Lane              President

*Dave S. Hattem                Senior Executive Director, General Counsel and
                               Secretary

*Jeffrey J. Hurd               Senior Executive Director and Chief Operating
                               Officer

*Anders B. Malmstrom           Senior Executive Director and Chief Financial
                               Officer

*Marine de Boucaud             Managing Director and Chief Human
                               Resources Officer

*Kermitt J. Brooks             Managing Director and Deputy General Counsel

*Michael B. Healy              Managing Director and Chief Information Officer

*Andrea M. Nitzan              Managing Director, Chief Accounting Officer and
                               Controller

*Andrienne Johnson             Managing Director and Chief Transformation
                               Officer

*Kevin Molloy                  Managing Director and Investor Relations Officer

*Keith Floman                  Managing Director and Deputy Chief Actuary

*David Kam                     Managing Director and Actuary

*Michel Perrin                 Managing Director and Actuary

*Nicholas Huth                 Managing Director, Associate General Counsel
                               and Chief Compliance Officer

*William Eckert                Managing Director

*Kathryn Ferrero               Managing Director and Chief Marketing Officer

*William MacGregor             Managing Director and Associate General Counsel

*Paul Hance                    Managing Director and Chief Actuary

*David W. Karr                 Managing Director

*Dominique Baede               Managing Director

*Christina Banthin             Managing Director and Associate General Counsel

*Mary Jean Bonadonna           Managing Director

*Eric Colby                    Managing Director

*Graham Day                    Managing Director

*Matthew Drummond              Managing Director

*Ronald Herrmann               Managing Director

*Steven M. Joenk               Managing Director and Chief Investment Officer

*David Kahal                   Managing Director

*Kevin M. Kennedy              Managing Director

*Kenneth Kozlowski             Managing Director

*Susan La Vallee               Managing Director

*Barbara Lenkiewicz            Managing Director

*Carol Macaluso                Managing Director

*James Mellin                  Managing Director

*Hillary Menard                Managing Director

*Yogita R. Naik                Managing Director

*Prabha ("Mary") Ng            Managing Director

*James O'Boyle                 Managing Director

*Robin M. Raju                 Managing Director

*Anthony F. Recine             Managing Director and Chief Auditor

*Trey Reynolds                 Managing Director

*Steven I. Rosenthal           Managing Director

*Theresa Trusskey              Managing Director

*Marc Warshawsky               Managing Director

*Melisa Waters                 Managing Director

*Antonio Di Caro               Managing Director

*Glen Gardner                  Managing Director

*Shelby Holklister-Share       Managing Director

*Manuel Prendes                Managing Director

*Aaron Sarfatti                Managing Director and Chief Risk Officer

*Stephen Scanlon               Managing Director

*Samuel Schwartz               Managing Director

*Michael Simcox                Managing Director

*Mia Tarpey                    Managing Director

*Yun ("Julia") Zhang           Managing Director and Treasurer

                                      C-8

Item 28. Persons Controlled by or Under Common Control with the Insurance
Company or Registrant.

            Separate Account FP of AXA Equitable Life Insurance Company (the
"Separate Account") is a separate account of AXA Equitable. AXA Equitable, a
New York stock life insurance company, is an indirect wholly owned subsidiary of AXA Equitable Holdings, Inc. (the "Holding Company"), a publicly traded company.

            Set forth below is the subsidiary chart for the Holding Company:

            (a) The AXA Equitable Holdings, Inc. - Subsidiary Organization
Chart Q1-2019 is incorporated herein by reference to Exhibit 26(a) of
Registration Statement (File No. 2-30070) on Form N-4, filed April 16, 2019.

                                      C-9

Item 29. Indemnification

         (a)  Indemnification of Officers and Directors

              The by-laws of the AXA Equitable Life Insurance Company ("AXA
              Equitable") provide, in Article VII, as follows:

              7.4 Indemnification of Directors, Officers and Employees.

              (a)  To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                   (i)  Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by
                        reason of the fact that he or she, or his or her
                        testator or intestate is or was a director, officer or
                        employee of the Company shall be indemnified by the
                        Company;

                   (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by
                        reason of the fact that he or she, or his or her
                        testator or intestate serves or served any other
                        organization in any capacity at the request of the
                        Company may be indemnified by the Company; and

                   (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

              (b)  To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these
                   By-Laws, or by agreement. (Business Corporation Law
                   ss.ss.721-726: Insurance Law ss.1216).

       The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Sombo (Endurance
Specialty Insurance Company), U.S. Specialty Insurance, ACE (Chubb), Chubb
Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC
(Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CAN, AIG, One Beacon,
Nationwide, Berkley, Berkshire, SOMPO, CODA (Chubb) and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

       (b) Indemnification of Principal Underwriters

       To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors,
LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA
Distributors, LLC and AXA Advisors, LLC.

       (c) Undertaking

       Insofar as indemnification for liability arising under the Securities
Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and
Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     C-10

Item 30. Principal Underwriters

         (a) AXA Advisors, LLC and AXA Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of AXA Equitable, EQ
Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Accounts
A, K and L. In addition, AXA Advisors is the principal underwriter of AXA
Equitable's Separate Account 301.

         (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL
BUSINESS ADDRESS                   POSITIONS AND OFFICES WITH UNDERWRITER
------------------                 --------------------------------------

*David Karr                        Director, Chairman of the Board and Chief
                                   Executive Officer

*Ronald Herrmann                   Director

*Anders B. Malmstrom               Director

*Frank Massa                       Director and President

*Aaron Sarfatti                    Director

*Ralph E. Browning, II             Chief Privacy Officer

*Mary Jean Bonadonna               Chief Risk Officer

*Stephen Lank                      Chief Operating Officer

*Patricia Boylan                   Broker Dealer Chief Compliance Officer

*Yun ("Julia") Zhang               Vice President and Treasurer

*Gina Jones                        Vice President and Financial Crime Officer

*Page Pennell                      Vice President

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*James Mellin                      Chief Sales Officer

*Nicholas J. Gismondi              Vice President and Controller

*James O'Boyle                     Senior Vice President

*Claire A. Comerford               Vice President

*Kathryn Ferrero                   Vice President

*Prabha ("Mary") Ng                Chief Information Security Officer

*Robert Matricarsdi                Assistant Vice President and Chief
                                   Financial Planning Officer

*Joshua Katz                       Vice President

*Christopher LaRussa               Investment Advisor Chief Compliance Officer

*Christian Cannon                  Vice President and General Counsel

*Samuel Schwartz                   Vice President

*Dennis Sullivan                   Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

*Francesca Divone                  Secretary

                                     C-11

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL
BUSINESS ADDRESS                   POSITIONS AND OFFICES WITH UNDERWRITER
------------------                 -------------------------------------------

*Ronald Herrmann                   Director and Senior Vice President

*Michael B. Healy                  Executive Vice President

*Harvey T. Fladeland               Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Director and President

*Graham Day                        Senior Vice President

*Trey Reynolds                     Senior Vice President

*David Veale                       Senior Vice President

*Alfred Ayensu-Ghartey             Vice President and General Counsel

*Alfred D'Urso                     Vice President and Chief Compliance Officer

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Gina Jones                        Vice President and Financial Crime Officer

*Yun ("Julia") Zhang               Vice President and Treasurer

*Francesca Divone                  Secretary

*Evan Hirsch                       Senior Vice President

*Matthew Drummond                  Vice President

*Karen Farley                      Vice President

*Richard Frink                     Vice President

*Michael J. Gass                   Vice President

*Timothy Jaeger                    Vice President

*Laird Johnson                     Vice President

*Joshua Katz                       Vice President

*James Long                        Vice President

*Page W. Long                      Vice President

*James S. O'Connor                 Vice President

*Samuel Schwartz                   Vice President

*Martin Woll                       Principal Operations Officer

*William Sorrentino                Vice President

*Steven Sutter                     Vice President and Assistant Treasurer

*Sarah Vita                        Vice President

*Jonathan Zales                    Vice President

*Stephen Scanlon                   Director and Senior Vice President

*Prabha ("Mary") Ng                Senior Vice President and Chief Information
                                   Security Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

* Principal Business Address:
1290 Avenue of the Americas, NY, NY 10104

         (c) The information under "Distribution of the Contracts" in the
Prospectus and Statement of Additional Information forming a part of this
Registration Statement is incorporated herein by reference.

                                     C-12

Item 31. Location of Accounts and Records

            The records required to be maintained by Section 31(a) of the
Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, New York
10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus,
NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301
W. 11th Street, Kansas City, MO 64105.

Item 32. Management Services

            Not applicable.

Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and
Charges

            AXA Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the Policies.

                                     C-13

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the
Investment Company Act of 1940, the Registrant has duly caused this
Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 28th day of June, 2019.

                            SEPARATE ACCOUNT FP OF AXA EQUITABLE LIFE
                            INSURANCE COMPANY (REGISTRANT)

                            By:  AXA EQUITABLE LIFE INSURANCE COMPANY
                                                 (DEPOSITOR)

                            By:  /s/ Shane Daly
                                 ----------------------------------------------
                                 Shane Daly
                                 Vice President and Associate General Counsel

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of
1940, the Depositor has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the
City and State of New York, on the 28th day of June, 2019.

                               AXA EQUITABLE LIFE INSURANCE COMPANY
                               (DEPOSITOR)

                               By:  /s/ Shane Daly
                                    --------------------------------------------
                                    Shane Daly
                                    Vice President and Associate General Counsel

       Pursuant to the requirements of the Securities Act of 1933 and the
Investment Company Act of 1940, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                            Chairman of the Board, Chief
                                         Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom                     Senior Executive Director and Chief
                                         Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert                          Managing Director, Chief Accounting
                                         Officer and Controller

*DIRECTORS:

Thomas Buberl          Kristi A. Matus                George Stansfield
Gerald Harlin          Mark Pearson
Daniel G. Kaye         Charles G.T. Stonehill

*By:  /s/ Shane Daly
      --------------------------
      Shane Daly
      Attorney-in-Fact
      June 28, 2019

                                 EXHIBIT INDEX

 EXHIBIT NO.                                                        TAG VALUE
 -----------                                                        ---------

  26(d)(1)    Flexible Premium Variable Adjustable Life Insurance
              Policy                                                EX-99.26d1

  26(d)(2)    Integrated Term Insurance Rider                       EX-99.26d2

  26(k)(1)    Opinion and Consent of Shane Daly                     EX-99.26k1

  26(n)(2)    Powers of Attorney                                    EX-99.26n2